09010774

2008 ANNUAL REPORT

HOPFED
BANCORP, INC.


HAPPY
130th
BIRTHDAY
HOPFED
BANCORP, INC.
NASDAQ
JVC JVC JVC



Winding up in Times Square!

On December 29, 2008 HopFed Bancorp, Inc. was invited to preside over the closing bell ceremonies at the prestigious NASDAQ stock exchange in New York City. The event commemorated the ten-year anniversary of the initial stock offering by HopFed Bancorp Board of Directors. From left are Billy Duvall, Chief Financial Officer/ Senior Vice President; John Peck, President and CEO; Mike Woolfolk, Chief Operating Officer/Executive Vice President; and Gilbert Lee, Chairman of the Board of HopFed Bancorp, Inc. • HopFed Bancorp reports growth in all sectors in this, our 2008 Annual Report. In a year when nearly all publicly traded financial services companies have seen stock prices drop, HopFed Bancorp is pleased and proud to announce an increase in our total assets, our total deposits, and our net income. It was a good year to wind up in Times Square!

TO OUR SHAREHOLDERS



It was not long ago that the darlings of the investment community were fast-growing banks in high-flying markets, but times have quickly changed. Now the stars are the "old-school" banks-the ones with experienced lenders who never deviated from sound banking practices, and who have weathered their share of ups and downs. If this sounds like Heritage Bank, you've got a clear picture of why HopFed Bancorp is in the minority this year in reporting sound financial standings and profitability among banks that are not only dripping in red ink, but in some cases, have ultimately failed.

Nearly all publicly traded financial services companies have seen their stocks pummeled in the last year. For many smaller community banks, like ours, the ability to remain sound and secure in these volatile times is a testament to their leadership, management and vision. However, in most cases, these well-run financial institutions are being undervalued when it comes to Wall Street.

Maintaining profitability in a severe downturn demonstrates a clear ability on the part of senior management at HopFed Bancorp to handle our operations efficiently on behalf of our investors. We believe, and hope you agree, that if a bank is growing earnings while most in the industry are shaking off troublesome legacy loans, there's a good possibility that it will be able to deliver more value than its stock price may currently reflect. There are unquestionably difficult days ahead, but we, at HopFed Bancorp, believe that the strategies that have served us well for 130 years will continue to place us in the respected position of growth and profits for the year ahead.

NASDAQ Headlines

On December 29, 2008 HopFed Bancorp, Inc. was proud to take part in the closing bell ceremony at the NASDAQ stock exchange in New York City. The event commemorated the ten-year anniversary of the initial stock offering by HopFed Bancorp. We were honored to be invited to the national stock exchange to participate in this high-profile ceremony in the nation's financial capitol. We were even more gratified to be there representing the thousands of community banks whose integrity and conscientious banking practices have set us apart from the hundreds of American banks in serious financial decline. And once again, we are ever grateful to our customers, our staff and our investors for working together to make this anniversary possible. During this ten year period, HopFed has returned in dividends to the shareholder $8.35 per share. If you were an initial investor your current yield is approximately 8%.

Long and Winding Road

Throughout its history, HopFed Bancorp has exhibited a pioneering spirit synonymous with that of its forebears. Despite the catastrophic events in the financial industry of the past months, the history of Heritage Bank and its holding company transcend not only this economic decline, but several world wars, a great depression, and numerous ups and downs in history for more than a century. We have come through worse. And we know we will weather this storm as well.

The Days Ahead

Given that the recent days have been ones ripe with difficulty, there has been continuous growth and prosperity for the many clients and shareholders of HopFed throughout the decades since its inception in 1879.

Today, our bank has expanded its financial network into a number of locations in both western Kentucky and middle Tennessee. In 2006, Heritage Bank gained concentration in the Tennessee markets with its acquisition of four AmSouth Bank offices. Most recently, the bank opened offices in Clarksville, Tennessee, the fastest growing city in the state. We now have 18 banks in neighborhoods in the two-state area. We have 64 ATM sites and five investment/insurance offices around the region. Last year we averaged more than 100,000 cash management transactions, over 875,000 ATM transactions, and in excess of 1,000,000 debit card transactions.

An exciting move for the staff and management at HopFed in 2006 was our move into the company's new facilities on Lafayette Road in Hopkinsville. Our new office houses retail banking services and a state-of-the-art operational center for the company.

Also in 2006, HopFed acquired ownership of the former Preferred Mortgage Company in Clarksville, Tennessee. Now called Heritage Bank Mortgage Services, this new addition to the financial network of companies offers home financing and mortgage products, adding new dimensions to the company's array of financial products.



IN 2008, HERITAGE BANK EMBARKED ON A FREE-GIFT CAMPAIGN WHICH RESULTED IN A 157% INCREASE IN OUR ACQUISITION OF NEW CHECKING ACCOUNTS.

The strides made in the years prior to 2008 have provided fertile ground for gaining share in new markets. Building on that growth, last year Heritage Bank embarked on a free-gift campaign to increase our market share of checking accounts. The result was a 157% increase in our acquisition of new checking accounts in 2008. Despite the size and breadth of our $960 million bank, this is continuing evidence that our philosophy of being a good neighbor and a community-oriented bank is producing visible results.

And our slogan of seeing ourselves not as a traditional "banker" but as a "neighbor" is more than a corporate slogan. We believe in acting like one. In each of our markets, managers and staff work with agencies and organizations as an active part of the community. In addition, Heritage Bank sponsors the Heritage Bank Scholarship Fund for graduating seniors in each of these communities. To date, the bank has contributed more than $90,000 to more than 183 deserving college-bound students.

Going Upward in a Downward World

As a result of our diligence and sound banking decisions, we are pleased to present to you, our valued investors, this report of our financial growth in 2008. I am proud to report that as of December 31, 2008 total assets increased to $968 million compared to $808 million in 2007. Deposits increased to $713 million from $599 million in the prior year. Loans receivable reached a total of $628 million, an increase of $52 million from 2007. The company's net income was reported as $4.6 million in 2008 compared to 2007's total of $4.1 million.

We face the coming year grounded in the belief that our history is a strong foundation on which to build, that our strategies are keeping our bank competitive and engaged in continued growth, and that our creative visions for the future will put us in good stead as the economic environment evolves.

As always, we take this opportunity to say thank you to each of you for putting your faith and your investment in HopFed Bancorp. Know that we will honor that trust with every step we take forward in 2009.

John E. Peck

SELECTED FINANCIAL DATA

Earnings Summary

Dollars in thousands, except per share data — *Year Ended December 31,*

	2008	2007	2006	2005
INTEREST INCOME	$49,477	$49,033	$40,668	$29,666
INTEREST EXPENSE	$26,420	$28,891	$23,288	$15,474
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	$20,640	$19,166	$16,357	$12,942
NET INCOME	$4,615	$4,116	$3,908	$4,130
EARNINGS PER SHARE (FULLY DILUTED)	1.27	1.14	1.07	1.13

Balance Sheet Data

Dollars in thousands, except per share data — *Year Ended December 31,*

	2008	2007	2006	2005
TOTAL ASSETS	$967,560	$808,352	$770,888	$639,589
LOANS RECEIVABLE, NET	$628,356	$576,252	$494,968	$397,310
TOTAL DEPOSITS	$713,005	$598,753	$569,433	$482,728
SHAREHOLDERS' EQUITY	$78,284	$55,803	$52,270	$49,842
BOOK VALUE PER COMMON SHARE	16.67	15.54	14.41	13.66


TOTAL ASSETS*
960
920
880
840
800
760
720
680
640
600
$640
$771
$808
$968
2005
2006
2007
2008


LOANS RECEIVABLE, NET*
640
610
580
550
520
490
460
430
400
370
$397
$495
$576
$628
2005
2006
2007
2008


TOTAL DEPOSITS*
720
690
660
630
600
570
540
510
480
450
$483
$569
$599
$713
2005
2006
2007
2008

* *Dollars in Millions, Numbers rounded to nearest sum*

OFFICELOCATIONS


CALVERT CITY OFFICE
BENTON OFFICE
MURRAY OFFICES
FULTON OFFICES
CADIZ OFFICE
HOPKINSVILLE OFFICES
ELKTON OFFICE
CLARKSVILLE OFFICES
PLEASANT VIEW OFFICE
ASHLAND CITY OFFICE
ERIN OFFICE
DICKSON OFFICE
KINGSTON SPRINGS OFFICE
BALLARD
MCCRACKEN
CARLISLE
HICKMAN
GRAVES
FULTON
MARSHALL
CALLOWAY
LYON
TRIGG
CHRISTIAN
TODD
LOGAN
MUHLENBERG
STEWART
MONTGOMERY
ROBERTSON
HOUSTON
DICKSON
CHEATHAM
DAVIDSON
HENRY
WEAKLEY
BENTON
Paducah
Mayfield
Union City
Paris
Fort Campbell
Springfield
HERITAGE BANK OFFICES
HERITAGE SOLUTIONS OFFICES
FALL & FALL INSURANCE OFFICE

Christian County

CORPORATE OFFICE
4155 Lafayette Road
Hopkinsville, KY 42240
270-885-1171

2700 Fort Campbell Boulevard
Hopkinsville, KY 42240
270-885-1171

605 South Virginia Street
Hopkinsville, KY 42240
270-885-2628

Calloway County

210 North 12th Street
Murray, KY 42071
270-753-7921

1601 North 12th Street
Murray, KY 42071
270-767-2000

Trigg County

352 Main Street
Cadiz, KY 42211
270-522-6638

Todd County

536 West Main Street
Elkton, KY 42220
270-265-5628

Marshall County

105 West 5th Street
Benton, KY 42025
270-527-4353

20 Oak Plaza Drive
Calvert City, KY 42029
270-395-0781

Fulton County

306 Lake Street
Fulton, KY 42041
270-472-3300

Carr Plaza
607 North Highland Drive
Fulton, KY 42041
270-472-4410

Montgomery County

3845 Trenton Road
Clarksville, TN 37040
931-920-7100

2185 Madison Street
Clarksville, TN 37043
931-221-4700

322 Main Street
Clarksville, TN 37040
931-552-5627

Houston County

3711 West Main Street
Erin, TN 37061
931-289-5000

Cheatham County

108 Cumberland Street
Ashland City, TN 37015
615-792-4337

104 West Kingston Springs Road
Kingston Springs, TN 37082
615-952-9143

2556 Highway 49 East
Pleasant View, TN 37146
615-746-2111

BOARD *of* DIRECTORS *and* CORPORATE OFFICERS

HopFed Bancorp, Inc.

BOARD OF DIRECTORS

Gilbert E. Lee
Chairman of the Board and Co-owner—C & L Rentals, L.L.C.

John E. Peck
President and Chief Executive Officer

Boyd M. Clark
Senior Vice President and Secretary

H. Joseph Dempsey, M.D.
Anesthesiologist

Walton G. Ezell
Farmer

Ted Kinsey
Owner—Parkway Chrysler

Dr. Thomas I. Miller, C.P.A.
Professor of Accounting—Murray State University and Executive Director—Murray State University Foundation

Steve Hunt
Vice President—Agri-Power and Agri-Chem

CORPORATE OFFICERS

John E. Peck
President and Chief Executive Officer

Michael L. Woolfolk
Chief Operating Officer and Executive Vice President

Boyd M. Clark
Senior Vice President and Secretary

Billy C. Duvall, C.P.A.
Senior Vice President, Chief Financial Officer and Treasurer

Michael F. Stalls
Senior Vice President and Chief Credit Officer

Heritage Bank

BOARD OF DIRECTORS

Gilbert E. Lee
Chairman of the Board and Co-owner—C & L Rentals, L.L.C.

John E. Peck
President and Chief Executive Officer

Boyd M. Clark
Senior Vice President—Loan Administration

H. Joseph Dempsey, M.D.
Anesthesiologist

Walton G. Ezell
Farmer

Ted Kinsey
Owner—Parkway Chrysler

Dr. Thomas I. Miller, C.P.A.
Professor of Accounting—Murray State University and Executive Director—Murray State University Foundation

Kenneth E. Crews
Retired—Banking

Johnny Piper
Mayor of Clarksville

Steve Hunt
Vice President—Agri-Power and Agri-Chem

EXECUTIVE MANAGEMENT

John E. Peck
President and Chief Executive Officer

Michael L. Woolfolk
Chief Operating Officer and Executive Vice President

Boyd M. Clark
Senior Vice President—Loan Administration

Billy C. Duvall, C.P.A.
Senior Vice President, Chief Financial Officer and Treasurer

Michael F. Stalls
Senior Vice President and Chief Credit Officer

BANKING CENTER MANAGEMENT

Robert K. Burrow
Market President
Fulton County

Paul Thurman
Market President
Marshall County

Dan Dickerson
Market Manager
Trigg County

Tim Little
Market Manager
Todd County

Jimmy Dan Hicks
Market President
Calloway County

Keith Bennett
Market President
Montgomery and Houston County

Paige McVity
Market President
Cheatham County

Fall & Fall Insurance, Inc.

Roger D. Kephart, CPCU
Vice President and Manager

Heritage Solutions

Mark Vinson
Vice President

Charlene Martin
Vice President

Ty Watts
Vice President

Jeremy McCuiston

Heritage Mortgage

Ruby Cash
Vice President

Community Board Members

CALLOWAY COUNTY

Marc Peebles
Owner—Innovative Printing & Graphics, Inc.

Dr. Thomas I. Miller, C.P.A.
Professor of Accounting—Murray State University and Executive Director—Murray State University Foundation

J.D. Outland, D.M.D.
Dentist

Dr. Joseph A. Morgan
School of Agriculture—Murray State University

MARSHALL COUNTY

Ted Kinsey
Owner—Parkway Chrysler

Greg Carter
Attorney at Law and Partner—Owen, Harvey and Carter

Jim Wiseman
Owner—J & R Pharmacy

Gary Shemwell
Administration Manager—Westlake Chemical Corp.

Gayle Hall
Owner and President—Calvert City Insurance Agency

Donald R. Hise
Retired—Westlake Monomers Corp.

FULTON COUNTY

Robert K. Burrow
Market President—Heritage Bank Fulton

Kenneth E. Crews
Retired—Banking

R. Ward Bushart, II
Public School Administrator

Kent A. Hutchins
President—Hornbeak Funeral Chapel, Inc.

Roger Kephart, CPCU
Vice President and Manager—Fall & Fall Insurance, Inc.; A Heritage Bank Company

MONTGOMERY/HOUSTON COUNTY

Johnny Piper
Mayor of Clarksville

Albert P. Marks
Attorney at Law

Gary Mathews
President—Gary Mathews Automotive Group

Timothy Hall
President—Austin Peay State University

TRI COUNTY/CHRISTIAN, TODD, TRIGG COUNTIES

Donald J. Langhi, Jr.
Plant Manager—Mid-Continent Springs Company

Clay Smith
President—Pennyrile Ford, Lincoln, Mercury and Purchase Ford, Lincoln, Mercury

Camilla Diuguid
Co-Owner—ReMax Advantage Realtors

Johnny Knuckles
Manager—Knuckles Insurance Agency

CORPORATE INFORMATION

Independent Auditors

RAYBURN, BATES & FITZGERALD, P.C.

5200 Maryland Way, Suite 300
Brentwood, TN 37027

General Counsel

DEATHERAGE, MYERS & LACKEY

701 South Main Street
Hopkinsville, KY 42241

Special Counsel

JONES WALKER

2600 Virginia, NW Suite 1113
Washington, D.C. 20037

Transfer Agent

REGISTRAR AND TRANSFER COMPANY

10 Commerce Drive
Cranford, NJ 07016

Annual Meeting

The 2009 Annual Meeting of Stockholders will be held on May 20, 2009; at 3:00 p.m. at Heritage Bank; 4155 Lafayette Road; Hopkinsville, Kentucky 42240.

Annual Report on Form 10-K

A copy of the Company's 2008 Annual Report on Form 10-K will be furnished without charge to stockholders as of the record date for the 2008 Annual Meeting upon written request to the Secretary; HopFed Bancorp, Inc.; P.O. Box 537; Hopkinsville, Kentucky 42241. Information on the company's filings can also be found on their website by visiting www.bankwithheritage.com.

Market and Dividend Information

Since February 9, 1998 the Common Stock has been quoted on the Nasdaq Stock Exchange under the symbol "HFBC." As of March 30, 2009, there were approximately 2,400 stockholders of the Company's Common Stock, with approximately 1,060 held in the name of the owner and the remainder held in street name. Below are the high and low stock prices of the Common Stock for the periods indicated.

A dividend of $0.12 per share was declared in each of the four quarters of 2007 and 2008.

Dividends, when and if paid, are subject to determination and declaration by the Board of Directors at its discretion, which will take into account the Company's consolidated financial condition and results of operations, the Bank's regulatory capital requirements, tax considerations, economic conditions, regulatory restrictions, and other factors; and there can be no assurance that dividends will be paid or, if paid, will continue to be paid in the future. The payment of future dividends by the Company will depend in large part upon the receipt of dividends from the Bank, which is subject to various tax and regulatory restrictions on the payment of dividends.

Price Range of Common Stock

	Year Ended December 31, 2007		*Year Ended December 31, 2008*	
	HIGH	LOW	HIGH	LOW
FIRST QUARTER	$16.44	$15.20	$14.97	$13.00
SECOND QUARTER	$16.20	$15.45	$14.50	$13.15
THIRD QUARTER	$16.35	$14.39	$14.00	$11.01
FOURTH QUARTER	$15.46	$14.01	$12.99	$8.78

SELECTED FINANCIAL INFORMATION AND OTHER DATA

The following summary of selected financial information and other data does not purport to be complete and is qualified in its entirety by reference to the detailed information and Consolidated Financial Statements and accompanying Notes appearing elsewhere in this Report.

Financial Condition and Other Data

	At December 31,				
	2008	2007	2006	2005	2004
Total amount of:			(Dollars in thousands)		
Assets	$967,560	$808,352	$770,888	$639,589	$579,731
Loans receivable, net	628,356	576,252	494,968	397,310	356,825
Federal funds sold	16,080	3,755	3,270	2,250	850
Cash and due from banks	15,268	17,343	14,423	13,487	17,357
Interest-bearing deposits in Federal Home Loan Bank (FHLB)	5,727	931	4,190	424	42
Federal Home Loan Bank stock	4,050	3,836	3,639	3,211	3,015
Securities available for sale	246,952	142,310	183,339	172,890	155,151
Securities held to maturity:					
U.S. Government agency securities	---	13,541	17,318	17,292	21,546
Mortgage-backed Securities	454	554	700	891	1,222
Deposits	713,005	598,753	569,433	482,728	436,195
FHLB advances	130,012	101,882	113,621	93,172	81,319
Subordinated debentures	10,310	10,310	10,310	10,310	10,310
Total stockholders' equity	78,284	55,803	52,270	49,842	49,373
Number of:					
Real estate loans outstanding	6,313	6,211	5,316	5,076	4,805
Deposit accounts	94,171	76,823	67,252	51,635	48,071
Offices open	18	18	15	9	9

Operating Data

	Year Ended December 31,				
	2008	2007	2006	2005	2004
			(Dollars in thousands)		
Interest and dividend income	$ 49,477	$ 49,033	$ 40,668	$ 29,666	$ 26,381
Interest expense	26,420	28,891	23,288	15,474	12,537
Net interest income before provision for loan losses	23,057	20,142	17,380	14,192	13,844
Provision for loan losses	2,417	976	1,023	1,250	1,200
Net interest income	20,640	19,166	16,357	12,942	12,644
Non-interest income	8,344	7,231	5,765	4,532	3,038
Non-interest expense	22,417	20,553	16,514	11,600	10,008
Income before income taxes	6,567	5,844	5,608	5,874	5,674
Provision for income taxes	1,952	1,728	1,700	1,744	1,683
Net income	$ 4,615	$ 4,116	$ 3,908	$ 4,130	$ 3,991

Selected Quarterly Information (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
		(Dollars in thousands)		
Year Ended December 31, 2008:				
Interest and dividend income	$ 12,579	$ 12,136	$ 12,271	$ 12,491
Net interest income after provision for losses on loans	5,157	5,400	5,137	4,946
Noninterest income	2,404	2,097	2,050	1,793
Noninterest expense	5,415	5,666	5,613	5,723
Net income available to common shareholders	1,492	1,261	1,149	657
Year Ended December 31, 2007:				
Interest and dividend income	$ 11,780	$ 12,283	$ 12,391	$ 12,579
Net interest income after provision for losses on loans	4,684	4,967	4,792	4,723
Noninterest income	1,741	1,766	1,877	1,847
Noninterest expense	4,988	5,153	5,234	5,178
Net income	1,022	1,108	1,025	961

Key Operating Ratios

	At or for the Year Ended December 31,		
	2008	2007	2006
Performance Ratios			
Return on average assets (net income divided by average total assets)	0.55%	0.53%	0.56%
Return on average equity (net income divided by average total equity)	8.08%	7.84%	7.65%
Interest rate spread (combined weighted average interest rate earned less combined weighted average interest rate cost)	2.79%	2.65%	2.45%
Ratio of average interest-earning assets to average interest-bearing liabilities	107.19%	106.14%	107.14%
Ratio of non-interest expense to average total assets	2.67%	2.63%	2.35%
Ratio of net interest income after provision for loan losses to non-interest expense	93.63%	95.82%	100.51%
Efficiency ratio (non-interest expense divided by sum of net interest income plus non-interest income)	70.41%	73.66%	70.66%
Asset Quality Ratios			
Non-performing assets to total assets at end of period	0.86%	0.12%	0.16%
Non-performing loans to total loans at end of period	1.16%	0.10%	0.17%
Allowance for loan losses to total loans at end of period	0.97%	0.83%	0.90%
Allowance for loan losses to non-performing loans at end of period	83.01%	816.53%	517.96%
Provision for loan losses to total loans receivable, net	0.39%	0.17%	0.20%
Net charge-offs to average loans outstanding	0.20%	0.11%	0.16%
Capital Ratios			
Total equity to total assets at end of period	8.10%	6.90%	6.78%
Average total equity to average assets	6.85%	6.73%	7.26%

Regulatory Capital

	December 31, 2008 (Dollars in thousands)	
	Bank	**Company**
Tangible capital	$ 73,867	$ 80,751
Less: Tangible capital requirement	14,269	14,396
Excess	59,598	66,355
Core capital	$ 73,867	$ 80,751
Less: Core capital requirement	38,050	38,389
Excess	35,817	42,362
Total risk-based capital	$ 79,999	$ 86,884
Less: Risk-based capital requirement	50,632	50,906
Excess	29,367	35,978

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

This discussion relates to the financial condition and results of operations of the Company, which became the holding company for the Bank in February 1998. The principal business of the Bank consists of accepting deposits from the general public and investing these funds primarily in loans and in investment securities and mortgage-backed securities. The Bank's loan portfolio consists primarily of loans secured by residential real estate located in its market area.

For the year ended December 31, 2008, the Company recorded net income of $4.6 million, a return on average assets of 0.55% and a return on average equity of 8.08%. For the year ended December 31, 2007, the Company recorded net income of $4.1 million, a return on average assets of 0.53% and a return on average equity of 7.84%. For the year ended December 31, 2006 the Company recorded net income of $3.9 million, a return on average assets of 0.56% and a return on average equity of 7.65%.

The Company's net income is dependent primarily on its net interest income, which is the difference between interest income earned on its loan, investment securities and mortgage-backed securities portfolios and interest paid on interest-bearing liabilities. Net interest income is determined by (i) the difference between yields earned on interest-earning assets and rates paid on interest-bearing liabilities ("interest rate spread") and (ii) the relative amounts of interest-earning assets and interest-bearing liabilities. The Company's interest rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. To a lesser extent, the level of non-interest expenses such as compensation, employee benefits, data processing expenses, local deposit and federal income taxes also affect the Company's net income.

The operations of the Company and the entire thrift industry are significantly affected by prevailing economic conditions, competition and the monetary, fiscal and regulatory policies of governmental agencies. Lending activities are influenced by the demand for and supply of housing, competition among lenders, the level of interest rates and the availability of funds. Deposit flows and costs of funds are influenced by prevailing market rates of interest, primarily on competing investments, account maturities and the levels of personal income and savings in the Company's market area.

Aggregate Contractual Obligations

	Maturity by Period				
December 31, 2008 (In thousands)	Less than 1 year	Greater than 1 year to 3 years	Greater than 3 years to 5 years	Greater than 5 years	Total
Deposits	$ 505,148	183,254	24,603	---	713,005
FHLB borrowings	29,000	37,000	5,790	58,222	130,012
Repurchase agreements	12,680	---	---	16,000	28,680
Subordinated debentures	---	---	---	10,310	10,310
Lease commitments	97	117	20	---	234
Purchase obligations	1,040	1,458	78	---	2,576
Total	$ 547,965	221,829	30,491	84,532	884,817

Deposits represent non-interest bearing, money market, savings, NOW, certificates of deposit and all other deposits held by the Company. Amounts that have an indeterminate maturity period are included in the less than one-year category above.

FHLB borrowings represent the amounts that are due to FHLB of Cincinnati. All amounts have fixed maturity dates. The Company has two callable FHLB advances, totaling $17 million. Putable advances may be called quarterly.

Subordinated debentures represent the amount borrowed in a private pool trust preferred issuance on September 25, 2003. The debentures are priced at the three-month LIBOR plus 3.10%. At December 31, 2008, the three-month Libor rate was 1.43%. The debentures re-price and pay interest quarterly and have a thirty-year final maturity. The debentures may be called at the issuer's discretion on a quarterly basis after five years.

Lease commitments represent the total minimum lease payments under non-cancelable operating leases.

The most significant operating contract is for the Company's data processing services, which re-prices monthly based on the number of accounts and other operational factors. Estimates have been made to include reasonable growth projections. In December 2008, the Company renewed the operating contract with the current data processing provider for a period not to exceed five years. The Company anticipates only a minor increase in fixed and variable cost rates with this contract.

Off Balance Sheet Arrangements

	Maturity by Period				
December 31, 2008 (In thousands)	Less than 1 year	Greater than 1 year to 3 years	Greater than 3 years to 5 years	Greater than 5 years	Total
Commercial lines of credit	$ 399	12,251	296	149	13,095
Commitments to extend credit	638	26,263	10,582	16,353	53,836
Standby letters of credit	2,101	1,334	5	137	3,577
Home equity lines of credit	374	610	1,283	30,359	32,626
Total	$ 3,512	40,458	12,166	46,998	103,134

Standby letters of credit represent commitments by the Company to repay a third party beneficiary when a customer fails to repay a loan or debt instrument. The terms and risk of loss involved in issuing standby letters of credit are similar to those involved in issuing loan commitments and extending credit. In addition to credit risk, the Company also has liquidity risk associated with stand by letters of credit because funding for these obligations could be required immediately. Unused lines of credit represent commercial and residential equity lines of credit with maturities ranging from one to fifteen years.

Accounting for Derivative Instruments and Hedging Activities

In October of 2008, Heritage Bank entered into a receive fixed pay variable swap transaction in the amount of $10 million with Compass Bank of Birmingham in which Heritage Bank will pay Compass a fixed rate of 4.17% quarterly for seven years while Compass will pay Heritage Bank a rate equal to the three month London Interbank Offering Rate ("Libor"). Heritage Bank has signed an inter-company transfer with the Company that allows the Company to convert its variable rate subordinated debenture issuance to a fixed rate. The critical terms of the interest rate swap match the term of the corresponding variable rate subordinated debt issuance. The Company considers the interest rate swap a cash flow hedge and conducts a quarterly analysis to ensure that the hedge is effective. At December 31, 2008, the Company's review indicates that the cash flow hedge is effective. At December 31, 2008, the approximate market loss on the cash flow hedge is $1,175,000.

Quantitative and Qualitative Disclosure about Market Risk

Quantitative Aspects of Market Risk. The principal market risk affecting the Company is risk associated with interest rate volatility (interest rate risk). The Company maintains a trading account for investment securities that may be used to periodically hedge short-term interest rate risk. The Company did not have any activity in its trading account for the years ended December 31, 2008, 2007 and 2006, respectively. The Company is not subject to foreign currency exchange rate risk or commodity price risk. Substantially all of the Company's interest rate risk is derived from the Bank's lending and deposit taking activities. This risk could result in reduced net income, loss in fair values of assets and/or increases in fair values of liabilities due to upward changes in interest rates.

Qualitative Aspects of Market Risk The Company's principal financial objective is to achieve long-term profitability while reducing its exposure to fluctuating market interest rates. The Company has sought to reduce the exposure of its earnings to changes in market interest rates by attempting to manage the mismatch between assets and liabilities maturities and interest rates. The principal element in achieving this objective is to increase the interest-rate sensitivity of the Company's interest-earning assets by retaining for its portfolio loans with interest rates subject to periodic adjustment to market conditions. The Company relies on retail deposits as its primary source of funds. However, management is utilizing brokered deposits, wholesale repurchase agreements and FHLB borrowings as sources of liquidity. As part of its interest rate risk management strategy, the Bank promotes demand accounts, overnight repurchase agreements and certificates of deposit with primarily terms of up to five years.

Asset / Liability Management

Key components of a successful asset/liability strategy are the monitoring and managing of interest rate sensitivity of both the interest-earning asset and interest-bearing liability portfolios. The Company has employed various strategies intended to minimize the adverse affect of interest rate risk on future operations by providing a better match between the interest rate sensitivity between its assets and liabilities. In particular, the Company's strategies are intended to stabilize net interest income for the long-term by protecting its interest rate spread against increases in interest rates. Such strategies include the origination of adjustable-rate mortgage loans secured by one-to-four family residential real estate, and, to a lesser extent, multi-family real estate loans and the origination of other loans with interest rates that are more sensitive to adjustment based upon market conditions than long-term, fixed-rate residential mortgage loans. For the year ended December 31, 2008, approximately $189.6 million of the $223.6 million of one-to-four family residential loans originated by the Company (comprising 84.5% of such loans) had adjustable rates or will mature within one year.

The U.S. government agency securities generally are purchased for a term of fifteen years or less. .Securities may or may not have call options. A security with call options improves the yield on the security but also has little or no positive price convexity. Non-callable securities or securities with one time calls offer a lower yield but more positive price convexity and an improved predictability of cash flow. Generally, securities with the greater call options (continuous and quarterly) are purchased only during times of extremely low interest rates. The reasons for purchasing these securities generally focus on the fact that a non callable or one time call is of little value if rates are exceptionally low.

At December 31, 2008, no agency securities were due within one year, approximately $10.9 million were due in one to five years, approximately $39.4 million were due in five to ten years and approximately $67.3 million were due after ten years. At December 31, 2008, $50.0 million of these securities had a call provision, which authorizes the issuing agency to prepay the securities at face value at certain pre-established dates. If, prior to their maturity dates, market interest rates decline below the rates paid on the securities, the issuing agency may elect to exercise its right to prepay the securities. At December 31, 2008, $22.9 million of these securities are callable prior to December 31, 2009. An additional $17.4 million of these securities may be called prior to December 31, 2010 and $9.7 million may be called prior to December 31, 2012. For securities with a call provision, approximately $32.6 million have one time calls, including all securities with call dates after December 31, 2009. Given the current economic climate, the Company anticipates that the majority of eligible call provisions will be exercised during 2009.

In 2008, the Company purchased a significant number of Small Business Administration Notes (commonly known as an SBAP) with a twenty year maturity. An SBAP pays interest monthly and principal semi-annually. The SBAP is an attractive investment alternative when compared to fifteen and twenty year fixed rate mortgage backed securities. The SBAP is classified as a zero risk based agency bond, has a history of slow prepayment speeds and provides a yield that is considerable higher than fifteen year GNMA mortgage backed securities. These securities were especially attractive given the high level of anticipated prepayments in mortgage backed securities and the amount of agency bonds that are eligible to be called in 2009. At December 31, 2008, the Company's agency bond portfolio includes approximately $42.1 million in SBAP securities. The average life of the agency bond portfolio is 7.8 years and the modified duration of the agency bond portfolio is 5.8 years.

The municipal bond portfolio largely consists of local school district bonds with the guarantee of the state of Kentucky or out of state bonds insured by private companies. At December 31, 2008 the Company has $18.1 million in municipal bonds. These bonds were purchased to provide long-term income stability and higher tax equivalent yields to a small portion of the investment portfolio. At December 31, 2008, $500,000 were due in less than one year, $3.1 million were due within one to five years, $5.0 million were due in five to ten years and approximately $9.5 million were due after ten years. At December 31, 2008, approximately $14.7 million of the Company's municipal bond portfolio is callable with call dates ranging from February 2009 to June 2018. The call dates are staggered to eliminate the excessive cash flows within any one-year period. At December 31, 2008, approximately $1.8 million of municipal bonds had a call date of less than one year; approximately $6.6 million had a call date from one to five years and approximately $6.3 million in more than five years. At December 31, 2008, the average life of the municipal bond portfolio is approximately 9.9 years and the modified duration of the municipal bond portfolio is approximately 7.3 years. The current credit market crisis has affected the municipal market, making it less likely to issues with securities that are currently callable will exercise the option to do so.

At December 31, 2008, the Company held $878,000 ($1 million par value) in one Ford Motor Credit bond maturing October 28, 2009. During 2005, the national credit rating agencies downgraded Ford, the parent company of FMAC resulting in the loss of investment grade status. The downgrades are the result of the long-term business prospects and current and future health and pension liabilities of Ford. The Company conducts a financial analysis similar to that of a loan customer for each corporate purchase. This analysis includes reviewing quarterly and periodic SEC filings for both the parent company and Ford Motor Credit. The Company has determined that Ford maintains both an acceptable level and sources of liquidity to meet short-term obligations. The Company's analysis indicates that Ford has adequate levels and sources of liquidity to meet current and near-term obligations, including the funding of bond interest and principal payments. The recent testimony of Ford's CEO to the United States Congress indicates that Ford and Ford Motor Credit do not anticipate requesting government assistance to meet liquidity needs.

Mortgage-backed securities entitle the Company to receive a pro rata portion of the cash flow from an identified pool of mortgages. Although mortgage-backed securities generally offer lesser yields than the loans for which they are exchanged, mortgage-backed securities present lower credit risk by virtue of the guarantees that back them, are more liquid than individual mortgage loans, and may be used to collateralize borrowings or other obligations of the Company. Further, mortgage-backed securities provide a monthly stream of both interest and principal, thereby providing the Company with a cash flow to reinvest at current market rates and limit the Company's interest rate risk. At December 31, 2008, the Company held approximately $67.3 million in fixed rate mortgage backed securities and approximately $8.6 million in adjustable rate mortgage backed securities. The average life of the mortgage backed securities portfolio is approximately 9.0 years and a modified duration of approximately 6.0 years.

At December 31, 2008, the Company held approximately $21.4 million in Collateral Mortgage Obligations (CMO) issued by government agencies and $11.9 million Whole Loan CMOs issued by private companies. A CMO is a mortgage-backed security that has a structured payment stream based on various factors and does not necessarily remit monthly principal on a pro-rata basis. At December 31, 2008, the Company's CMO portfolio had an average life of approximately 4.6 years and a modified duration of approximately 3.9 years. The Company owns no mortgage backed securities or Collateral Mortgage Obligations consisting of subprime or second mortgage loans. For more information regarding investment securities, see Note 2 of Notes to Consolidated Financial Statements.

In January of 2009, the United States Department of Treasury committed to purchasing $650 billion dollars in agency mortgage backed securities in the open market. As a result, the Company anticipates that the prepayment speeds on the mortgage backed securities and CMO portfolio will accelerate resulting in higher than estimated levels of cash flow, lower average lives and lower yields.

Interest Rate Sensitivity Analysis

The Company's profitability is affected by fluctuations in interest rates. A sudden and substantial increase or decrease in interest rates may adversely impact the Company's earnings to the extent that the interest rates on interest earning assets and interest bearing liabilities do not change at the same speed, to the same extent or on the same basis. As part of its effort to manage interest rate risk, the Bank monitors its net portfolio value (NPV), a methodology adopted by the OTS to assist the Bank in assessing interest rate risk.

Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning assets and other assets and outgoing cash flows on interest-bearing liabilities and other liabilities. The application of the methodology attempts to quantify interest rate risk as the change in the NPV, which would result from a theoretical 200 basis point (1 basis point equals .01%) change in market rates. Both a 300 basis point increase in market interest rates and a 100 basis point decrease in market interest rates are considered.

The following table presents the Bank's NPV at December 31, 2008, as calculated by the OTS, based on information provided to the OTS by the Bank.

Change	Net Portfolio Value			NPV as % of PV of Assets	
In Rates	$ Amount	$ Change	% Change	NPV Ratio	Change
		(Dollars in thousands)			
+300 bp	$ 50,961	$ (25,119)	(33) %	5.49%	(224) bp
+200 bp	60,288	(15,792)	(21) %	6.36%	(137) bp
+100 bp	68,931	(7,149)	(9) %	7.14%	(59) bp
0 bp	76,080	---	---	7.73%	---
-100 bp	79,541	3,461	5 %	7.97%	2 bp
-200 bp	n/a	n/a	n/a	n/a	n/a

Interest Rate Risk Measures: 200 Basis Point (bp) Rate Shock

Pre-Shock NPV Ratio: NPV as % of Present Value of Assets....	7.73%
Exposure Measure: Post-Shock NPV Ratio	6.36%
Sensitivity Measure: Change in NPV Ratio	137 bp

The computation of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, loan prepayments and deposit decay rates, and should not be relied upon as indicative of actual results. The computations do not contemplate any actions the Bank could undertake in response to changes in interest rates. The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific period if it will mature or re-price within that period.

Interest Income Analysis

As a part of the Company's asset liability management process, a greater emphasis is placed on the effect that changes in interest rates have on the net interest income of the Bank as compared to the net present value of capital. As a part of its analysis, the Company uses third party software to analyze the re-pricing characteristics of both assets and liabilities. The model also uses mortgage prepayment assumptions obtained from third party vendors to anticipate prepayment speeds on both loans and investments. The Company's model uses incremental changes in interest rates. For example, a 3.0% change in annual rates includes a 75 basis point change in each of the next four quarters.

After reviewing the September 30, 2008 asset liability management analysis, the Company sought to increase its duration on its investment portfolio to protect the Company's net interest income should long term rates continue to fall and remain at historically low levels for an extended period. After receiving preliminary approval for participation in the United States Treasury Capital Purchase Program, the Company made significant bond purchases with both customer deposits funds and monies borrowed from the Federal Home Loan Bank of Cincinnati. The Company's analysis at December 31, 2008 indicates that changes in interest rates are less likely to result in significant changes in the Company's annual net interest income. A summary of the Company's analysis at December 31, 2008 for the twelve month period ending December 31, 2009 is as follows:

(Dollars in thousands)

	Down 1.00%	No change	Up 1.00%	Up 2.00%	Up 3.00%
Net interest income	$25,240	$24,532	$24,812	$25,262	$25,813

Gap Analysis

The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or re-pricing within a specific time period and the amount of interest-bearing liabilities maturing or re-pricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities, and is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets.

At December 31, 2008, the Company had a negative one-year or less interest rate sensitivity gap of 18.94% of total interest-earning assets. Generally, during a period of rising interest rates, a negative gap position would be expected to adversely affect net interest income while a positive gap position would be expected to result in an increase in net interest income. Conversely during a period of falling interest rates, a negative gap would be expected to result in an increase in net interest income and a positive gap would be expected to adversely affect net interest income. This analysis is considered less reliable as compared to the Company's ALM models as changes in various interest rate spreads are not incorporated in Gap Analysis.

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2008, which are expected to mature or re-price in each of the time periods shown.

	One Year or Less	Over One Through Five Years	Over Five Through Ten Years	Over Ten Through Fifteen Years	Over Fifteen Years	Total
			(Dollars in thousands)			
Interest-earning assets:						
Loans:						
One-to-four family	$123,213	$ 66,161	$ 23,537	$ 6,420	$ 1,812	$221,143
Multi-family residential	7,495	28,294	623	---	---	36,412
Construction	43,870	13,305	2,317	---	2,415	61,907
Non-residential	86,652	87,080	25,921	6,197	16,887	222,737
Secured by deposits	2,526	1,423	---	---	---	3,949
Other loans	37,193	36,653	6,739	833	790	82,208
Time deposits and interest-bearing deposits in FHLB	5,727	---	---	---	---	5,727
Federal funds sold	16,080	---	---	---	---	16,080
Securities	7,863	21,184	48,138	20,414	44,659	142,258
Mortgage-backed securities	15,685	49,833	21,839	11,644	10,197	109,198
Total	346,304	303,933	129,114	45,508	76,760	901,619
Interest-bearing liabilities:						
Deposits	457,073	198,798	--	---	--	655,871
Borrowed funds	59,989	44,791	64,222	---	--	169,002
Total	517,062	243,589	64,222	---	--	824,873
Interest sensitivity gap $	(170,758)	$ 60,344	$ 64,892	$ 45,508	$ 76,760	$ 76,746
Cumulative interest sensitivity Gap $	(170,758)	$(110,414)	$(45,522)	$ (14)	$ 76,746	$ 76,746
Ratio of interest-earning assets to Interest-bearing liabilities	66.98 %	124.77%	201.04%	---	---	109.30%
Ratio of cumulative gap to total interest-earning assets	(18.94) %	(12.25)%	(5.05)%	0.00%	8.51 %	8.51%

The preceding table was prepared based upon the assumption that loans will not be repaid before their respective contractual maturities, except for adjustable rate loans, which are classified, based upon their next re-pricing date. Further, it is assumed that fixed maturity deposits are not withdrawn prior to maturity and other deposits are withdrawn or re-priced within one year. Mortgage-backed securities are classified based on their lifetime prepayment speeds. Management of the Company does not believe that these assumptions will be materially different from the Company's actual experience. However, the actual interest rate sensitivity of the Company's assets and liabilities could vary significantly from the information set forth in the table due to market and other factors. The retention of adjustable-rate mortgage loans in the Company's portfolio helps reduce the Company's exposure to changes in interest rates. However, there are unquantifiable credit risks resulting from potential increased costs to borrowers as a result of re-pricing adjustable-rate mortgage loans. It is possible that during periods of rising interest rates, the risk of default on adjustable-rate mortgage loans may increase due to the upward adjustment of interest costs to the borrowers.

Average Balance, Interest and Average Yields and Rates

The following table sets forth certain information relating to the Company's average interest-earning assets and average interest-bearing liabilities and reflects the average yield on assets and average cost of liabilities for the periods and at the date indicated. Such yields and costs are derived by dividing income or expense by the average monthly balance of assets or liabilities, respectively, for the periods presented. Average balances are derived from month-end balances. Management does not believe that the use of month-end balances instead of daily balances has caused any material difference in the information presented.

The table also presents information for the periods and at the date indicated with respect to the difference between the average yield earned on interest-earning assets and average rate paid on interest-bearing liabilities, or "interest rate spread," which savings institutions have traditionally used as an indicator of profitability. Another indicator of an institution's net interest income is its "net yield on interest-earning assets," which is its net interest income divided by the average balance of interest-earning assets. Net interest income is affected by the interest rate spread and by the relative amounts of interest-earning assets and interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income.

	At December 31, 2008	
	Balance	Weighted Average Yield/Cost
	(Dollars in thousands)	
Interest-earning assets:		
Loans receivable, net	$ 628,356	6.41 %
Non taxable securities available for sale	18,092	5.88 % *
Taxable securities available for sale	228,860	4.98 %
Federal Home Loan Bank stock	4,050	5.00 %
Securities held to maturity	454	5.21 %
Time deposits and other interest-bearing cash deposits	21,807	0.54%
Total interest-earning assets	901,619	5.98%
Non-interest-earning assets	65,941	
Total assets	$ 967,560	
Interest-bearing liabilities:		
Deposits	$ 655,871	3.48%
FHLB borrowings	130,012	3.44 %
Repurchase agreements	28,680	3.05%
Subordinated debentures	10,310	5.82%
Total interest-bearing liabilities	824,873	3.49 %
Non-interest-bearing liabilities	64,403	
Total liabilities	889,276	
Common stock	41	
Common stock warrants	556	
Additional paid-in capital	44,193	
Retained earnings	38,954	
Treasury stock	(6,495)	
Accumulated other comprehensive income	1,035	
Total liabilities and equity	$ 967,560	
Interest rate spread		2.49%
Ratio of interest-earning assets to interest-bearing liabilities		109.3 %

* Tax equivalent yield at the Company's 34% tax bracket and a 3.50% cost of funds rate.

	Year Ended December 31,								
	2008			2007			2006		
	(Dollars in Thousands)								
	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost
Interest-earning assets:									
Loans receivable, net	$601,847	41,692	6.93%	$532,761	41,031	7.70%	$451,239	31,861	7.06%
Taxable securities AFS	141,668	6,959	4.91%	138,392	6,512	4.71%	157,182	7,150	4.55%
Non taxable securities AFS	17,038	916	5.38%	15,159	727	4.80%	15,654	751	4.80%
Securities held to maturity	3,534	155	4.39%	17,549	771	4.39%	18,385	785	4.27%
Time deposits and other interest-bearing cash deposits	8,171	147	1.80%	10,152	519	5.12%	6,463	346	5.35%
Total interest-earning Assets	$772,258	49,869	6.46%	$714,013	49,560	6.94%	$648,923	40,893	6.30%
Non-interest-earning assets	66,573			66,379			54,610		
Total assets	838,831			780,392			703,533		
Interest-bearing liabilities:									
Deposits	$581,817	20,789	3.57%	$536,619	22,279	4.15%	$471,766	16,905	3.58%
Borrowings	138,671	5,631	4.06%	136,103	6,612	4.86%	133,891	6,383	4.77%
Total interest-bearing liabilities	720,488	26,420	3.67%	672,722	28,891	4.29%	605,657	23,288	3.85%
Non-interest-bearing liabilities	60,897			55,139			46,796		
Total liabilities	781,385			727,861			652,453		
Common stock	41			41			41		
Common stock warrants	29			---			---		
Additional paid-in capital	26,998			25,996			25,969		
Retained earnings	37,605			33,917			33,087		
Treasury stock	(6,350)			(5,788)			(4,959)		
Accumulated other comprehensive (loss)	(877)			(1,635)			(3,058)		
Total liabilities and Equity	838,831			780,392			703,533		
Net interest income		23,449			20,669			17,605	
Interest rate spread			2.79%*			2.65%*			2.45%*
Net interest margin			3.04%*			2.89%*			2.71%*
Ratio of average interest-earning assets to average interest-Bearing liabilities			107.19%			106.14%			107.14%

Using a 34% tax rate.
*The tax equivalent adjustment was $392, $527 and $225 for 2008, 2007 and 2006 respectively

Rate Volume Analysis

The following table sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to: (i) changes in volume (changes in volume from year to year multiplied by the average rate for the prior year) and (ii) change in rate (changes in the average rate from year to year multiplied by the prior year's volume).

	Year Ended December 31,					
	2008 vs. 2007			2007 vs. 2006		
	Increase (Decrease) due to		Total Increase	Increase (Decrease) due to		Total Increase
	Rate	Volume	(Decrease)	Rate	Volume	(Decrease)
	(Dollars in thousands)					
Interest-earning assets:						
Loans receivable	$ (4,125)	4,787	662	$ 2,817	6,353	9,170
Securities available for sale, taxable	286	161	447	246	(884)	(638)
Securities available for sale, non taxable	88	101	189	(2)	(22)	(24)
Securities held to Maturity	(1)	(615)	(616)	23	(37)	(14)
Other interest-earning assets	(337)	(36)	(373)	(15)	188	173
Total interest-earning assets	(4,089)	4,398	309	3,069	5,598	8,667
Interest-bearing liabilities:						
Deposits	(3,105)	1,615	(1,490)	2,681	2,693	5,374
Borrowings	(1,058)	78	(980)	118	111	229
Total interest-bearing liabilities	(4,163)	1,693	(2,470)	2,799	2,804	5,603
Increase (decrease) in net interest income	$ 74	2,705	2,779	$ 270	2,794	3,064

Critical Accounting Policies and Estimates

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The financial information contained within these statements is, to a significant extent, financial information that is based on appropriate measures of the financial effects of transactions and events that have already occurred. Based on its consideration of accounting policies that involved the most complex and subjective decisions and assessments, management has identified its most critical accounting policy to be that related to the allowance for loan losses. The Company's allowance for loan loss methodology incorporates a variety of risk considerations, both quantitative and qualitative; in establishing an allowance for loan loss that management believes is appropriate at each reporting date. Quantitative factors included the Company's historical loss experience, delinquency and charge-off trends, collateral values, changes in non-performing loans, and other factors. Quantitative factors also incorporate known information about individual loans, including borrower's sensitivity to economic conditions throughout the southeast and particular, the state of certain industries. Size and complexity of individual credits in relation to loan structure, existing loan policies and pace of portfolio growth are other qualitative factors that are considered in the methodology. As the Company adds new products and increases the complexity of the loan portfolio, its methodology accordingly may change. In addition, it may report materially different amounts for the provision for loan losses in the statement of operations if management's assessment of the above factors changes in future periods. This discussion and analysis should be read in conjunction with the Company's consolidated financial statements and the accompanying notes presented elsewhere herein. Although management believes the levels of the allowance for loan losses as of both December 31, 2008 and 2007 were adequate to absorb inherent losses in the loan portfolio, a decline in local economic conditions, or other factors, could result in increasing losses that cannot be reasonably predicted at this time. The Company also considers it policy on non-accrual loans as a critical accounting policy. Loans are placed on non-accrual when a loan is specifically determined to be impaired or when principal or interest is delinquent for 91 days or more. Any accrued interest on these loans is reserved for as part of management's evaluation of the allowance for loan loss account.

Comparison of Financial Condition at December 31, 2008 and December 31, 2007

The Company's total assets increased by $159.2 million, from $808.4 million at December 31, 2007 to $967.6 million at December 31, 2008. Federal funds sold increased from $3.8 million at December 31, 2007 to $16.1 million at December 31, 2008. The Company no longer has any agency securities classified as available for sale. The available for sale portfolio increase $104.6 million.

The Company's net loan portfolio increased by $52.1 million during the year ended December 31, 2008. Net loans totaled $628.4 and $576.3 at December 31, 2008 and December 31, 2007, respectively. The increase in the loan activity during the year ended December 31, 2008 was due the strong economic activity in the majority of our markets during the first six months of 2008. During the second half of 2008, economic activity slowed significantly as did loan growth. For the year ended December 31, 2008, the Company's tax equivalent average yield on loans was 6.93%, compared with 7.70% for the year ended December 31, 2007.

At December 31, 2008, the Company's investments classified as held to maturity were carried at an amortized cost of $454,000 and an estimated fair market value of $455,000, and its securities classified as available for sale had an estimated fair market value of $247.0 million and an amortized cost of $244.2 million. At December 31, 2008, the Company's investment in Federal Home Loan Bank stock was carried at an amortized cost of $4.1 million. See Note 2 of Notes to Consolidated Financial Statements.

The allowance for loan losses totaled $6.1 million at December 31, 2008, an increase of approximately $1.3 million from the allowance for loan losses of $4.8 million at December 31, 2007. The ratio of the allowance for loan losses to loans was 0.97% and 0.83% at December 31, 2008 and 2007, respectively. Also, at December 31, 2008, the Company's non-accrual loans were approximately $7.3 million or 1.16% of total loans, compared to $547,000, or 0.09% of total loans, at December 31, 2007. The Company's ratio of allowance for loan losses to non-performing loans at December 31, 2008 and 2007 was 83.01% and 816.53%, respectively.

Comparison of Operating Results for the Years Ended December 31, 2008 and 2007

Net Income. The Company's net income for the years ended December 31, 2008 was $4.6 million compared to $4.1 million at December 31, 2007.

Net Interest Income. Net interest income for the year ended December 31, 2008 was $23.1 million, compared to $20.1 million for the year ended December 31, 2007. The increase in net interest income for the year ended December 31, 2008 was the result of a sharp decline in market interest rates, allowing the Company to reduce its cost of funds. At the same time, liquidity and credit issues provided wider than normal spreads for those companies with excess liquidity. For the year ended December 31, 2008, the Company's tax equivalent average yield on total interest-earning assets was 6.46% compared to 6.94% for the year ended December 31, 2007, and its average cost of interest-bearing liabilities was 3.67%, compared to 4.29% for the year ended December 31, 2007. As a result, the Company's tax equivalent interest rate spread for the year ended December 31, 2008 was 2.79%, compared to 2.65% for the year ended December 31, 2007 and its tax equivalent net interest margin was 3.04% for the year ended December 31, 2008, compared to 2.89% for the year ended December 31, 2007.

Interest Income. Interest income increased $444,000 from $49.0 million to $49.5 million, or 1% during the year ended December 31, 2008 compared to 2007. The modest increase was attributable to an increase in the volume of loans outstanding, offsetting a decline in market interest rates. The average balance on securities held to maturity decreased approximately $14.0 million, from $17.5 million at December 31, 2007 to $3.5 million at December 31, 2008. The average balance on taxable securities available for sale increase $3.3 million, from $138.4 million at December 31, 2007 to $141.7 million at December 31, 2008. The average balance of non-taxable securities available for sale increased approximately $1.9 million, from $15.2 million at December 31, 2007 to $17.0 million at December 31, 2008. Average time deposits and other interest-bearing cash deposits declined $2.0 million, from $10.2 million at December 31, 2007 to $8.2 million at December 31, 2008. Overall, average total interest-earning assets increased $58.2 million from December 31, 2007 to December 31, 2008.

Interest Expense. Interest expense declined to $26.4 million for the year ended December 31, 2008 compared to $28.9 million for 2007. The decline in interest expense was attributable to a decline in the average cost of both interest bearing deposits and Federal Home Loan Bank ("FHLB") borrowings.. The average cost of average interest-bearing deposits declined from 4.15% for the year ended December 31, 2007 to 3.57% for the year ended December 31, 2008. Over the same period, the average balance of interest bearing deposits increased from $536.7 million for the year ended December 31, 2007 to $581.8 million at December 31, 2008. The average balance of FHLB borrowings declined from $95.7 million for the year ended December 31, 2007 to $95.0 million for the year ended December 31, 2008. The average cost of FHLB borrowings declined from 4.63% for the year ended December 31, 2007 to 4.15% for the year ended December 31, 2008.

Provision for Loan Losses. The Company determined that an additional $2.4 million and $976,000 in provision for loan losses was required for the years ended December 31, 2008 and December 31, 2007, respectively. The increase in the Company's provision for loan loss expense is the result of both local and national economic conditions, including an increase in the unemployment rate in our communities as well as the expectation of a prolonged recession.

Non-Interest Income. Non-interest income increased by $1.1 million for the year ended December 31, 2008 to $8.3 million, compared to $7.2 million for the year ended December 31, 2007. The increase in non-interest income is the result of higher income realized on deposit accounts and approximately $700,000 gain on the sale of securities. Income from financial services was down slightly during the year as a sharp decline in mortgage origination and brokerage income was partially offset by the addition of a title insurance program to the Company's insurance division.

Non-Interest Expense. Total non-interest expense for the year ended December 31, 2008 was $22.4 million, compared to $20.5 million in 2007. The increase was the result of the Company's expansion of retail offices opened during 2007 now operating for a full year. The cost of the Company's retirement plan increased by more than $150,000 due to an increase in the number of participants enrolled in the plan. The Company's advertising expense increased by more than $150,000 due to a successful checking account campaign. The Company's cost related to FDIC deposit insurance increased by more than $220,000 due to the regulatory agencies increase in fees to offset its increasing cost to fund its operating losses. The increase in other operating expenses also includes the additional cost for postage, communications and other expenses related to operating more retail offices.

Income Taxes. The effective tax rate for the year ended December 31, 2008 and December 31, 2007 was 29.7% and 29.6% respectively. The Company's effective tax rate is below its corporate tax rate of 34% due to higher levels of tax free income, including tax free loans, municipal bonds and income from bank owned life insurance.

Comparison of Operating Results for the Years Ended December 31, 2007 and 2006

Net Income. The Company's net income for the years ended December 31, 2007 was $4.1 million compared to $3.9 million at December 31, 2006.

Net Interest Income. Net interest income for the year ended December 31, 2007 was $20.1 million, compared to $17.4 million for the year ended December 31, 2006. The increase in net interest income for the year ended December 31, 2007 was the result of the Company's ability to utilize excess cash flow from its investment portfolio to fund loan growth. For the year ended December 31, 2007, the Company's tax equivalent average yield on total interest-earning assets was 6.94% compared to 6.30% for the year ended December 31, 2006, and its average cost of interest-bearing liabilities was 4.29%, compared to 3.85% for the year ended December 31, 2006. As a result, the Company's tax equivalent interest rate spread for the year ended December 31, 2007 was 2.65%, compared to 2.45% for the year ended December 31, 2006 and its tax equivalent net interest margin was 2.89% for the year ended December 31, 2007, compared to 2.71% for the year ended December 31, 2006.

Interest Income. Interest income increased $8.3 million from $49.0 million to $40.7 million, or by 20.4% during the year ended December 31, 2007 compared to 2006. The increase was attributable to an increase in the volume of loans outstanding. The average balance on securities held to maturity decreased approximately $900,000, from $18.4 million at December 31, 2006 to $17.5 million at December 31, 2007. The average balance on taxable securities available for sale declined $18.8 million, from $157.2 million at December 31, 2006 to $138.4 million at December 31, 2007. The average balance of non-taxable securities available for sale decreased approximately $500,000, from $15.7 million at December 31, 2006 to $15.2 million at December 31, 2007.

Average time deposits and other interest-bearing cash deposits increased $3.7 million, from $6.5 million at December 31, 2006 to $10.2 million at December 31, 2007. Overall, average total interest-earning assets increased $65.1 million from December 31, 2006 to December 31, 2007.

Interest Expense. Interest expense increased to $28.9 million for the year ended December 31, 2007 compared to $23.3 million for 2006. The increase in interest expense was attributable to an increase in the average balances of both interest bearing deposits and Federal Home Loan Bank ("FHLB") borrowings as well as an increase in short-term interest rates. The average cost of average interest-bearing deposits increased from 3.58% for the year ended December 31, 2006 to 4.15% for the year ended December 31, 2007.

Over the same period, the average balance of interest bearing deposits increased from $471.8 million for the year ended December 31, 2006 to $536.6 million at December 31, 2007. The average balance of FHLB borrowings declined from $111.0 million for the year ended December 31, 2006 to $95.7 million for the year ended December 31, 2007. The average cost of FHLB borrowings increased from 4.52% for the year ended December 31, 2006 to 4.63% for the year ended December 31, 2007.

Provision for Loan Losses. The Company determined that an additional $976,000 and $1.0 million in provision for loan losses was required for the years ended December 31, 2007 and December 31, 2006, respectively.

Non-Interest Income. Non-interest income increased by $1.4 million for the year ended December 31, 2007 to $7.2 million, compared to $5.8 million for the year ended December 31, 2006. The increase in non-interest income is the result of higher income realized on deposit accounts. In 2007, the Company's fee income from its financial services division increased by $400,000, to $1.1 million. The increase was the result of both additional staffing and improved production.

Non-Interest Expense. Total non-interest expense for the year ended December 31, 2007 was $20.6 million, compared to $16.5 million in 2006. The increase was the result of the Company's expansion of retail offices in 2006 and 2007. In the last eighteen months, the Company's retail banking network has increased from nine to eighteen offices. In the last twenty-four months ending February 2008, the number of automated teller machines has increased from eleven to sixty-four.

Income Taxes. The effective tax rate for the year ended December 31, 2007 was 29.6% compared with an effective tax rate of 30.3% for the year ended December 31, 2006. The lower effective tax rate is the result of higher balances of tax exempt loans and securities.

Liquidity and Capital Resources

The Company's primary business is that of the Bank. Management believes dividends that may be paid from the Bank to the Company will provide sufficient funds for the Company's current and anticipated needs; however, no assurance can be given that the Company will not have a need for additional funds in the future. The Bank is subject to certain regulatory limitations with respect to the payment of dividends to the Company.

Capital Resources. At December 31, 2008, the Bank exceeded all regulatory minimum capital requirements. For a detailed discussion of the OTS' regulatory capital requirements, and for a tabular presentation of the Bank's compliance with such requirements, see Note 15 of Notes to Consolidated Financial Statements.

Liquidity. Liquidity management is both a daily and long-term function of business management. If the Bank requires funds beyond its ability to generate them internally, the Bank believes that it could borrow funds from the FHLB. At December 31, 2008, the Bank had outstanding advances of $130.0 million from the FHLB and $41.8 million of letters of credit issued by the FHLB to secure municipal deposits. The Bank can immediately borrow an additional $47.6 million from the FHLB by purchasing additional capital. See Note 7 of Notes to Consolidated Financial Statements.

Subordinated Debentures Issuance. On September 25, 2003, the Company issued $10,310,000 of subordinated debentures in a private placement offering. The securities have a thirty-year maturity and are callable at the issuer's discretion on a quarterly basis beginning five years after issuance. The securities are priced at a variable rate equal to the three-month libor (London Interbank Offering Rate) plus 3.10%. Interest is paid and the rate of interest may change on a quarterly basis. The Company's subsidiary, a federal chartered thrift supervised by the Office of Thrift Supervision (OTS) may recognize the proceeds of trust preferred securities as capital. OTS regulations provide that 25% of Tier I capital may consist of trust preferred proceeds. See Note 10 of Notes to Consolidated Financial Statements.

The Bank's primary sources of funds consist of deposits, repayment of loans and mortgage-backed securities, maturities of investments and interest-bearing deposits, and funds provided from operations. While scheduled repayments of loans and mortgage-backed securities and maturities of investment securities are predictable sources of funds, deposit flows and loan prepayments are greatly influenced by the general level of interest rates, economic conditions and competition. The Bank uses its liquidity resources principally to fund existing and future loan commitments, to fund maturing certificates of deposit and demand deposit withdrawals, to invest in other interest-earning assets, to maintain liquidity, and to meet operating expenses.

Management believes that loan repayments and other sources of funds will be adequate to meet the Bank's liquidity needs for the immediate future. A portion of the Bank's liquidity consists of cash and cash equivalents. At December 31, 2008, cash and cash equivalents totaled $37.1 million. The level of these assets depends upon the Bank's operating, investing and financing activities during any given period.

Cash flows from operating activities for the years ended December 31, 2008, 2007 and 2006 were $7.7 million, $7.3 million, and $5.3 million, respectively.

Cash flows from investing activities were a net use of funds of $142.8 million, $38.3 million and $60.1 million in 2008, 2007 and 2006, respectively. A principal use of cash in this area has been purchases of securities available for sale of $185.8 million partially offset by proceeds from sales, calls and maturities of securities of $84.9 million during 2008. Maturities, calls and cash flow from securities classified as held to maturity exceeded purchases by $13.7 million. At the same time, the investment of cash in loans was $55.6 million in 2008, $82.7 million in 2007 and $65.2 in 2006. Purchases of securities available for sale exceeded maturities and sales by $100.9 million in 2008 and $9.7 million in 2006. Cash flows from securities available for sale that were sold, matured or called exceeded purchase by $43.5 million in 2007. There were no purchases of securities classified as held to maturity in 2008, 2007 and 2006.

At December 31, 2008, the Bank had $53.8 million in outstanding commitments to originate loans and unused lines of credit of $45.7 million. The Bank anticipates that it will have sufficient funds available to meet its current loan origination and lines of credit commitments. Certificates of deposit, which are scheduled to mature in one year or less totaled $309.1 million at December 31, 2008. Based on historical experience, management believes that a significant portion of such deposits will remain with the Bank.

Impact of Inflation and Changing Prices

The consolidated financial statements and notes thereto presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the Bank's operations.

Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary in nature. As a result, changes in interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Forward-Looking Statements

Management's discussion and analysis includes certain forward-looking statements addressing, among other things, the Bank's prospects for earnings, asset growth and net interest margin. Forward-looking statements are accompanied by, and identified with, such terms as "anticipates," "believes," "expects," "intends," and similar phrases. Management's expectations for the Bank's future involve a number of assumptions and estimates. Factors that could cause actual results to differ from the expectations expressed herein include: substantial changes in interest rates, and changes in the general economy; changes in the Bank's strategies for credit-risk management, interest-rate risk management and investment activities. Accordingly, any forward-looking statements included herein do not purport to be predictions of future events or circumstances and may not be realized.

Stock Performance Comparison

The following graph, which was prepared by SNL Financial LC ("SNL"), shows the cumulative total return of the Common Stock of the Company since December 31, 2003, compared with the (1) NASDAQ Composite Index, comprised of all U.S. Companies quoted on NASDAQ, (2) the SNL Midwest Thrift Index, comprised of publically traded thrifts and thrift holding companies operating in the Midwestern United States. Cumulative total return on the Common Stock or the index equals the total increase in the value since December 31, 2003 assuming reinvestment of all dividends paid into the Common Stock or the index, respectively. The graph was prepared assuming that $100 was invested on December 31, 2003 in the Common Stock, the securities included in the indices. The stock price performance included in this graph is not necessarily indicative of future stock price performance.


HopFed Bancorp, Inc.
Total Return Performance
140
120
100
80
60
40
Index Value
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08
HopFed Bancorp, Inc.
NASDAQ Composite
SNL Midwest Thrift

	Period Ending					
Index	**12/31/03**	**12/31/04**	**12/31/05**	**12/31/06**	**12/31/07**	**12/31/08**
HopFed Bancorp, Inc.	100.00	102.08	97.44	101.94	96.30	67.88
NASDAQ Composite	100.00	108.59	110.08	120.56	132.39	78.72
SNL Midwest Thrift	100.00	110.43	107.91	122.48	103.45	91.93

THIS PAGE INTENTIONALLY LEFT BLANK.

Consolidated Financial Statements

HopFed Bancorp, Inc.
and Subsidiaries

December 31, 2008, 2007 and 2006

THIS PAGE INTENTIONALLY LEFT BLANK.

RAYBURN, BATES & FITZGERALD, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
SUITE 300
5200 MARYLAND WAY
BRENTWOOD, TENNESSEE 37027
www.rbfcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of HopFed Bancorp, Inc.
Hopkinsville, Kentucky

We have audited the accompanying consolidated balance sheets of HopFed Bancorp, Inc. and Subsidiaries (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. As of December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007, and 2006, the Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of HopFed Bancorp, Inc. and Subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Rayburn, Bates & Fitzgerald, PC

Brentwood, Tennessee
March 31, 2009

HopFed Bancorp, Inc. and Subsidiaries

Consolidated Balance Sheets

December 31, 2008 and 2007
(Dollars in Thousands)

Assets	2008	2007
Cash and due from banks (notes 6 and 11)	$ 15,268	17,343
Interest-earning deposits in Federal Home Loan Bank	5,727	931
Federal funds sold	16,080	3,755
Cash and Cash equivalents	37,075	22,029
Federal Home Loan Bank stock, at cost (note 2)	4,050	3,836
Securities available for sale (notes 2 and 8)	246,952	142,310
Securities held to maturity, market value of $455 for 2008 and $14,109 for 2007, respectively (note 2)	454	14,095
Loans receivable, net of allowance for loan losses of $6,133 for 2008 and $4,842 for 2007, respectively (notes 3 and 6)	628,356	576,252
Accrued interest receivable	5,852	5,235
Real estate and other assets owned	875	347
Bank owned life insurance	7,994	7,723
Premises and equipment, net (note 4)	26,443	27,260
Deferred tax assets (note 13)	737	823
Intangible asset (note 5)	1,818	2,665
Goodwill (note 5)	4,989	4,989
Other assets	1,965	788
Total assets	$ 967,560	808,352

Liabilities and Stockholders' Equity	2008	2007
Liabilities:		
Deposits: (note 6)		
Non-interest-bearing accounts:	$ 57,134	52,226
Interest-bearing accounts:		
Interest bearing checking accounts	89,549	101,706
Savings and money market accounts	58,374	63,560
Other time deposits	507,948	381,261
Total deposits	713,005	598,753
Advances from Federal Home Loan Bank (note 7)	130,012	101,882
Repurchase agreements (note 8)	28,680	37,199
Subordinated debentures (note 10)	10,310	10,310
Advances from borrowers for taxes and insurance	210	316
Dividends payable	444	438
Accrued expenses and other liabilities	6,615	3,651
Total liabilities	889,276	752,549

See accompanying notes to consolidated financial statements.

HopFed Bancorp, Inc. and Subsidiaries

Consolidated Balance Sheets, Continued

December 31, 2008 and 2007
(Dollars in Thousands)

	2008	2007
Stockholder's equity (notes 12, 15 and 16):		
Preferred stock, par value $0.01 per share;	---	---
authorized - 500,000 shares; 18,400 shares issued and outstanding with a liquidation preference of $18,400,000 at December 31, 2008. No shares issued or outstanding at December 31, 2007	---	---
Common stock, par value $.01 per share; authorized 7,500,000 shares; 4,100,604 issued and 3,585,049 outstanding at December 31, 2008 and 4,079,092 issued and 3,592,033 outstanding at December 31, 2007	41	41
Common stock warrants	556	---
Additional paid-in-capital	44,193	26,077
Retained earnings-substantially restricted	38,954	36,065
Treasury stock (at cost, 515,555 shares at December 31, 2008 and 487,059 shares at December 31, 2007)	(6,495)	(6,112)
Accumulated other comprehensive income (loss), net of taxes	1,035	(268)
Total stockholder's equity	78,284	55,803
Total liabilities and stockholders' equity	$ 967,560	808,352

Commitments and contingencies (notes 9, 11, and 14)

See accompanying notes to consolidated financial statements.

HopFed Bancorp, Inc. and Subsidiaries

Consolidated Statements of Income

For the Years ended December 31, 2008, 2007, and 2006
(Dollars in Thousands)

	2008	2007	2006
Interest and dividend income:			
Loans receivable	$41,421	40,720	31,861
Securities available for sale	7,115	6,512	7,150
Securities held to maturity	155	771	785
Nontaxable securities available for sale	639	511	526
Interest-earning deposits	147	519	346
Total interest and dividend income	49,477	49,033	40,668
Interest expense:			
Deposits (note 6)	20,789	22,279	16,905
Advances from Federal Home Loan Bank	3,940	4,428	5,021
Repurchase agreements	1,079	1,411	628
Subordinated debentures	612	773	734
Total interest expense	26,420	28,891	23,288
Net interest income	23,057	20,142	17,380
Provision for loan losses (note 3)	2,417	976	1,023
Net interest income after provision for loan losses	20,640	19,166	16,357
Non-interest income:			
Service charges	4,535	4,105	3,322
Merchant card income	576	494	319
Gain on sale of loans	135	98	141
Gain on sale of Intrieve, Inc. stock	---	---	18
Realized gain from sale of AFS securities	691	6	33
Realized gain from calls on HTM securities	27	---	---
Income from bank owned life insurance	270	302	263
Financial services commission	1,055	1,140	732
Other operating income	1,055	1,086	937
Total non-interest income	8,344	7,231	5,765

See accompanying notes to consolidated financial statements.

HopFed Bancorp, Inc. and Subsidiaries

Consolidated Statements of Income, Continued

For the Years ended December 31, 2008, 2007, and 2006
(Dollars in Thousands, Except Share and Per Share Amounts)

	2008	2007	2006
Non-interest expenses:			
Salaries and benefits (note 12)	11,456	10,619	8,280
Occupancy expense (note 4)	2,882	2,672	1,726
Data processing expense	2,260	1,850	1,556
State deposit tax	512	504	465
Intangible amortization (note 5)	847	961	670
Professional services	1,167	1,412	1,496
Advertising expense	1,271	1,005	761
Postage and communications expense	622	550	432
Supplies expense	341	374	350
Other operating expenses	1,059	606	778
Total non-interest expense	22,417	20,553	16,514
Income before income tax expense	6,567	5,844	5,608
Income tax expense (note 13)	1,952	1,728	1,700
Net income	4,615	4,116	3,908
Less:			
Dividend on preferred shares	50	---	---
Accretion dividend on preferred shares	6	---	---
Earnings available for common shareholders	$4,559	4,116	3,908
Earnings per share (note 17):			
Basic	$1.28	$1.15	1.08
Fully diluted	$1.27	$1.14	1.07
Weighted average shares outstanding - basic	3,572,127	3,588,163	3,634,138
Weighted average shares outstanding - diluted	3,597,483	3,607,870	3,659,666

See accompanying notes to consolidated financial statements.

HopFed Bancorp, Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

For the Years ended December 31, 2008, 2007 and 2006
(Dollars in Thousands)

	2008	2007	2006
Net income	$4,615	4,116	3,908
Other comprehensive income, net of tax (note 21):			
Unrealized gain on investment securities available for sale, net of tax effect	2,585	1,762	790
Loss on derivatives, net of tax effect	(824)	(65)	(74)
Reclassification adjustment for gains included in net income, net of tax effect	(458)	(4)	(22)
Comprehensive income	$5,918	5,809	4,602

See accompanying notes to consolidated financial statements.

HopFed Bancorp, Inc. and Subsidiaries
Consolidated Statements of Changes in Stockholders' Equity
For the Years ended December 31, 2008, 2007 and 2006
(Dollars in Thousands, Except Per Share and Share Amounts)

	Common Shares	Preferred Shares	Common Stock	Common Stock Warrants	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated other Comprehensive Income (Loss)	Total Equity
Balance January 1, 2006	3,649,078	---	$ 40	---	25,789	31,525	(4,857)	(2,655)	49,842
Net income		---	---	---	---	3,908	---	---	3,908
Restricted stock awards	12,328	---	1	---	---	---	---	---	1
Net change in unrealized gains on securities available for sale, net of taxes of $396	---	---	---	---	---	---	---	768	768
Loss recognized on derivative contract termination, net of income taxes of $61	---	---	---	---	---	---	---	(74)	(74)
Dividends ($0.48 per share)	---	---	---	---	---	(1,755)	---	---	(1,755)
Purchase of treasury stock	(33,500)	---	---	---	---	---	(549)	---	(549)
Compensation expense, options	---	---	---	---	29	---	---	---	29
Compensation expense, restricted stock awards	---	---	---	---	100	---	---	---	100
Balance December 31, 2006	3,627,906	---	41	---	25,918	33,678	(5,406)	(1,961)	52,270
Net income	---	---	---	---	---	4,116	---	---	4,116
Restricted stock awards	9,082	---	---	---	---	---	---	---	---
Forfeit of restricted stock award	(305)	---	---	---	---	---	---	---	---
Net change in unrealized gains on securities available for sale, net of taxes of $906	---	---	---	---	---	---	---	1,758	1,758
Purchase of treasury stock	(44,650)	---	---	---	---	---	(706)	---	(706)
Loss recognized on derivative contract termination, net of taxes of $33	---	---	---	---	---	---	---	(65)	(65)
Dividends ($0.48 per share)	---	---	---	---	---	(1,729)	---	---	(1,729)
Compensation expense, options	---	---	---	---	22	---	---	---	22
Compensation expense, restricted stock awards	---	---	---	---	137	---	---	---	137
Balance December 31, 2007	3,592,033	---	41	---	26,077	36,065	(6,112)	(268)	55,803
Net income		---				4,615			4,615
Restricted stock awards	11,962	---	---	---	---	---	---	---	---
Net change in unrealized gains on securities available for sale, net of taxes of $1,096	---	---	---	---	---	---	---	2,127	2,127
Net change in unrealized gain (losses) on derivatives, net of taxes of $423	---	---	---	---	---	---	---	(824)	(824)
Dividends ($0.48 per share)	---	---	---	---	---	(1,720)	---	---	(1,720)
Exercise of options	10,000	---	---	---	100	---	(100)	---	---
Compensation expense, options	---	---	---	---	9	---	---	---	9
Compensation expense, restricted stock awards	---	---	---	---	157	---	---	---	157
Purchase of treasury stock	(28,496)	---	---	---	---	---	(283)	---	(283)
Restricted stock awards forfeited.	(450)	---	---	---	---	---	---	---	---
Issue 18,400 of shares Preferred Stock	---	18,400	---	556	17,844	---	---	---	18,400
Accretion of Preferred Stock Discount	---	---	---	---	6	(6)	---	---	---
Balance December 31, 2008	3,585,049	18,400	$ 41	556	44,193	38,954	(6,495)	1,035	78,284

See accompanying notes to consolidated financial statements.

HopFed Bancorp, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

For the Years ended December 31, 2008, 2007 and 2006
(Dollars in Thousands)

	2008	2007	2006
Cash flows from operating activities:			
Net income	$4,615	4,116	3,908
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	2,417	976	1,023
Depreciation	1,464	1,284	720
Amortization of intangible assets	847	961	670
Amortization of investment premiums and discounts, net	154	98	426
Benefit for deferred income taxes	(609)	(8)	(93)
Stock dividends on Federal Home Loan Bank stock	(157)	---	(198)
Compensation expense, restricted stock grants and options	166	159	129
Increase in cash surrender value of bank owned life insurance	(270)	(302)	(263)
Gain on call of securities held to maturity	(27)	---	---
Gain on sale of securities available for sale	(691)	(6)	(33)
Gain on sale of Intrieve, Inc. stock	---	---	(18)
Gain on sales of loans	(135)	(98)	(141)
Gain on settlement of derivative	(74)	(98)	(135)
Proceeds from sales of loans	3,700	5,547	9,431
Loss on sale of other assets	15	---	---
Originations of loans sold	(3,565)	(5,449)	(9,290)
(Increase) decrease in:			
Accrued interest receivable	(617)	(426)	(973)
Other assets	(1,178)	154	(248)
Increase (decrease) in:			
Accrued expenses and other liabilities	1,638	359	344
Net cash provided by operating activities	7,693	7,267	5,259
Cash flows from investing activities			
Proceeds from calls and maturities of securities held to maturity	13,675	3,945	192
Proceeds from sale of Intrieve Inc. stock	---	---	18
Proceeds from sales, calls and maturities of securities available for sale	84,930	88,218	41,595
Proceeds from settlement of derivative	---	---	270
Purchase of securities available for sale	(185,821)	(44,639)	(51,300)
Net increase in loans	(55,596)	(82,740)	(65,232)
Purchase of Federal Home Loan Bank stock	(57)	(197)	(230)
Proceeds from sale of foreclosed asset	727	471	700
Proceeds from sales of premises and equipment	---	---	98
Purchase of premises and equipment	(659)	(3,317)	(8,669)
Net cash received in acquisition	---	---	22,421
Net cash used in investing activities	(142,801)	(38,259)	(60,137)

See accompanying notes to consolidated financial statements.

HopFed Bancorp, Inc. and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the Years ended December 31, 2008, 2007 and 2006
(Dollars in Thousands)

	2008	2007	2006
Cash flows from financing activities:			
Net increase in demand deposits, savings, money market, NOW accounts and time deposits	$114,252	29,320	21,220
(Decrease) increase in advance payments by borrowers for taxes and insurance	(106)	29	(8)
Advances from Federal Home Loan Bank	162,500	82,000	184,250
Repayment of advances from Federal Home Loan Bank	(134,370)	(93,739)	(163,801)
Other advances	57,155	---	---
Repayment of other advances	(57,155)	---	---
Increase (decrease) in repurchase agreements	(8,519)	15,963	21,236
Sale of preferred stock	18,400	--	--
Purchase of treasury stock	(283)	(706)	(549)
Dividends paid	(1,720)	(1,729)	(1,748)
Net cash provided by financing activities	150,154	31,138	60,600
Increase (decrease) in cash and cash equivalents	15,046	146	5,722
Cash and cash equivalents, beginning of period	22,029	21,883	16,161
Cash and cash equivalents, end of period	37,075	22,029	21,883
Supplemental Disclosures of cash flow information:			
Interest paid	13,296	13,225	11,393
Income taxes paid	2,420	1,542	2,175
Supplemental disclosures of non-cash investing and financing activities:			
Loans charged off	1,414	921	1,003
Foreclosures and in substance foreclosures of loans	1,246	476	813
Net unrealized gains on investment securities classified as available for sale	3,223	2,664	1,164
Increase in deferred tax asset related to unrealized gains on investments	(1,096)	(906)	(396)
Dividends declared and payable	444	431	439
Issue of unearned restricted stock	157	137	100
Capitalized interest	---	27	115
Fair value of assets acquired	---	---	61,409
Fair value of liabilities assumed	---	---	65,629

See accompanying notes to consolidated financial statements.

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

(1) Summary of Significant Accounting Policies:

Nature of Operations and Customer Concentration

HopFed Bancorp, Inc. (the Corporation) is a bank holding company incorporated in the state of Delaware. The Company's principal business activities are conducted through it's wholly-owned subsidiary, Heritage Bank (the Bank), which is a federally chartered savings bank engaged in the business of accepting deposits and providing mortgage, consumer, construction and commercial loans to the general public through its retail banking offices. The Bank's business activities are primarily limited to western Kentucky and middle and western Tennessee. The Bank is subject to competition from other financial institutions. Deposits at the Bank are insured up to the applicable limits by the Federal Deposit Insurance Corporation (FDIC). The Bank is subject to comprehensive regulation, examination and supervision by the Office of Thrift Supervision (OTS) and the FDIC.

A substantial portion of the Bank's loans are secured by real estate in the western Kentucky and middle and west Tennessee markets. In addition, foreclosed real estate is located in this same market. Accordingly, the ultimate ability to collect on a substantial portion of the Bank's loan portfolio and the recovery of a substantial portion of the carrying amount of foreclosed real estate is susceptible to changes in local market conditions.

Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowances for losses on loans and foreclosed real estate. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examination.

Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation, the Bank and its wholly-owned subsidiary Fall & Fall Insurance (collectively the Company) for all periods. Significant inter-company balances and transactions have been eliminated in consolidation.

Accounting

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America and conform to general practices in the banking industry.

(1) Summary of Significant Accounting Policies: (Continued)

Estimates

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheet and revenues and expenses for the year. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for loan losses and foreclosed real estate, management obtains independent appraisals for significant properties.

Cash and Cash Equivalents

Cash and cash equivalents are defined as cash on hand, amounts due on demand from banks, interest-earning deposits in the Federal Home Loan Bank and federal funds sold with maturities of three months or less.

Securities

The Company reports debt, readily-marketable equity, mortgage-backed and mortgage related securities in one of the following categories: (i) "held to maturity" (management has a positive intent and ability to hold to maturity) which are to be reported at cost, adjusted for premiums and discounts that are recognized in interest income; (ii) "trading" (held for current resale) which are to be reported at fair value, with unrealized gains and losses included in earnings; and (iii) "available for sale" (all other debt, equity, mortgage-backed and mortgage related securities) which are to be reported at fair value, with unrealized gains and losses reported net of tax as a separate component of stockholders' equity. At the time of new security purchases, a determination is made as to the appropriate classification. Realized and unrealized gains and losses on trading securities are included in net income. Unrealized gains and losses on securities available for sale are recognized as direct increases or decreases in stockholders' equity, net of any tax effect. Cost of securities sold is recognized using the specific identification method.

Interest income on securities is recognized as earned. The Company purchases many agency bonds at either a premium or discount to its par value. Premiums and discounts on agency bonds are amortized using the net interest method. For callable bonds purchased at a premium, the premium is amortized to the first call date. If the bond is not called on that date, the premium is fully amortized and the Company recognizes an increase in the net yield of the investment. For agency bonds purchased at a discount, the discount is accreted to the final maturity date. For callable bonds purchased at discount and called before maturity, the Company recognizes a gain on the sale of securities. The Company amortizes premiums and accretes discounts on mortgage back securities and collateralized mortgage obligations based on the average prepayment speeds in the three previous months.

Other Securities

Other securities, such as Federal Home Loan Bank stock are recognized at cost, as the value is not considered impaired.

(1) Summary of Significant Accounting Policies: (Continued)

Loans Receivable

Loans receivable are stated at unpaid principal balances, less the allowance for loan losses and deferred loan cost. The Statement of Financial Accounting Standards (SFAS) 91, *Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases,* requires the recognition of loan origination fee income over the life of the loan and the recognition of certain direct loan origination costs over the life of the loan.

Uncollectible interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The Company charges off loans after, in management's opinion, the collection of all or a large portion of the principal or interest is not collectable. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received while the loan is classified as non-accrual, when the loan is ninety days past due. Loans may be returned to accrual status when all principal and interest amounts contractually due (including arrearages) are reasonably assured of repayment within an acceptable period of time, and there is a sustained period of repayment performance by the borrower in accordance with the contractual terms of interest and principal.

The Bank provides an allowance for loan losses and includes in operating expenses a provision for loan losses determined by management. Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions. Management's estimate of the adequacy of the allowance for loan loss can be classified as either a reserve for currently classified loans or estimates of future losses in the current loan portfolio.

Loans are considered to be impaired when, in management's judgment, principal or interest is not collectible according to the contractual terms of the loan agreement. When conducting loan evaluations, management considers various factors such as historical loan performance, the financial condition of the borrower and adequacy of collateral to determine if a loan is impaired. Impaired loans may be classified as either substandard or doubtful and reserved for based on individual loans risk for loss. Loans not considered impaired may be classified as either special mention or watch and may be reserved for. Typically, unimpaired classified loans exhibit some form of weakness in either industry trends, collateral, or cash flow that result in a default risk greater than that of the Company's typical loan. All classified amounts include all unpaid interest and fees as well as the principal balance outstanding.

The measurement of impaired loans generally is based on the present value of future cash flows discounted at the historical effective interest rate, except that collateral-dependent loans generally are measured for impairment based on the fair value of the collateral. When the measured amount of an impaired loan is less than the recorded investment in the loan, the impairment is recorded as a charge to income and a valuation allowance, which is included as a component of the allowance for loan losses.

(1) Summary of Significant Accounting Policies: (Continued)

Loans Receivable (Continued)

Management considers both the Bank's recent charge off history as well as industry trends when making an estimate as to the amount to reserve for losses in the current loan portfolio that are not individually classified. Industry trends are an especially important consideration as the Company's loan portfolio mix is changing. Portions of the loan portfolio, including construction loans and non-residential real estate, have seen sizable increases in the last three years. Management believes that the limited time frame that these loans have been outstanding is not adequate for the development of a reasonable loss history. Management believes it has established the allowance in accordance with accounting principles generally accepted in the United States of America and has taken into account the views of its regulators and the current economic environment.

Fixed Rate Mortgage Originations

The Company operates a mortgage company that originates mortgage loans in the name of assorted investors, including Federal Home Loan Mortgage Corporation (Freddie Mac). Originations for Freddie Mac are sold through the Bank while originations to other investors are sold directly to those investors. On a limited basis, loans sold to Freddie Mac may result in the Bank retaining loan servicing rights. In recent years, customers have chosen lower origination rates over having their loan locally serviced; thereby limiting the amount of new loans sold servicing retained. At December 31, 2008, the Bank maintained a servicing portfolio of one to four family real estate loans of approximately $35.2 million. For the years ended December 31, 2008 and December 31, 2007, the Bank has reviewed the value of the servicing asset as well as the operational cost associated with servicing the portfolio. After this review, the Bank has determined that the values of its servicing rights are not material to the Company's consolidated financial statements.

Real Estate Owned and Other Assets Owned

Assets acquired through, or in lieu of, loan foreclosure are carried at the lower of cost or fair value less selling expenses. Costs of improving the assets are capitalized, whereas costs relating to holding the property are expensed. Management conducts periodic valuations and any adjustments to value are recognized in the current period's operations.

Brokered Deposits

The Company may chose to attract deposits from several sources, including using outside brokers to assist in obtaining time deposits using national distribution channels. Brokered deposits offer the Company an alternative to Federal Home Loan Bank advances and local retail time deposits.

Repurchase Agreements

The Company sells investments from its portfolio to business and municipal customers with a written agreement to repurchase those investments on the next business day. The repurchase product gives business customers the opportunity to earn income on liquid cash reserves. These funds are overnight borrowings of the Company secured by Company assets and are not FDIC insured. The Company has also entered into two long-term repurchase agreements with third parties as discussed in Note 8 of the consolidated financial statements.

(1) Summary of Significant Accounting Policies: (Continued)

Revenue Recognition

Mortgage loans held for sale are generally delivered to secondary market investors under firm sales commitments entered into prior to the closing of the individual loan. Loan sales and related gains or losses are recognized at settlement. Loan fees earned for the servicing of secondary market loans are recognized as earned.

Interest income on loans receivable is reported on the interest method. Interest income is not reported when full loan repayment is in doubt, typically when the loan is impaired or payments are past due more than 90 days. Interest continues to accrue on loans over 90 days past due if they are well secured and in the process of collection.

Income Taxes

Income taxes are accounted for through the use of the asset and liability method. Under the asset and liability method, deferred taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates would be recognized in income in the period that includes the enactment date. The Company files its federal income tax return on a consolidated basis with its subsidiaries. All taxes are accrued on a separate entity basis.

Operating Segments

The Company's continuing operations include one primary segment, retail banking. The retail banking segment involves the origination of commercial, residential and consumer loans as well as the collections of deposits in eighteen branch offices.

Premises and Equipment

Land, land improvements, buildings, and furniture and equipment are carried at cost, less accumulated depreciation and amortization. Buildings and land improvements are depreciated generally by the straight-line method, and furniture and equipment are depreciated under various methods over the estimated useful lives of the assets. The Company capitalizes interest expense on construction in process at a rate equal to the Company's cost of funds. The estimated useful lives used to compute depreciation are as follows:

Land improvements	5-15 years
Buildings	40 years
Furniture and equipment	5-15 years

Goodwill

In accordance with SFAS 142, *Goodwill and Other Intangible Assets*, goodwill is no longer amortized, but instead tested for impairment at least annually. The effective date of the Company's goodwill impairment testing is September 30th of each year. Impairment charges, if necessary, will be incurred during the fourth quarter of each year.

(1) Summary of Significant Accounting Policies: (Continued)

Intangible Assets

The intangible assets for insurance contracts and core deposits related to the Fulton acquisition of September 2002 are amortized using the straight-line method over the estimated period of benefit of seven years. The core deposit intangible asset related to the middle Tennessee acquisition of June 2006 is amortized using the sum of the year's digits method over an estimated period of nine years. The Company periodically evaluates the recoverability of the intangible assets and takes into account events or circumstances that warrant a revised estimate of the useful lives or indicates that impairment exists.

Bank Owned Life Insurance

Bank Owned Life Insurance policies (BOLI) are recorded at the cash surrender value or the amount to be realized upon current redemption. The realization of the redemption value is evaluated for each insuring entity that holds insurance contracts annually by management

Advertising

The Company expenses the production cost of advertising as incurred.

Financial Instruments

The Company has entered into off-balance-sheet financial instruments consisting of commitments to extend credit and commercial letters of credit. Such financial instruments are recorded in the consolidated financial statements when they are funded or related fees are incurred or received.

Derivative Instruments:

Under guidelines of SFAS 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended, all derivative instruments are required to be carried at fair value on the consolidated balance sheet. SFAS 133 provides special hedge accounting provisions, which permit the change in fair value of the hedge item related to the risk being hedged to be recognized in earnings in the same period and in the same income statement line as the change in the fair value of the derivative.

A derivative instrument designated in a hedge relationship to mitigate exposure to changes in the fair value of an asset, liability or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges under SFAS 133. Derivative instruments designated in a hedge relationship to mitigate exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges.

(1) Summary of Significant Accounting Policies: (Continued)
Derivative Instruments: (Continued)
Cash value hedges are accounted for by recording the fair value of the derivative instrument and the fair value related to the risk being hedged of the hedged asset or liability on the consolidated balance sheet with corresponding offsets recorded in the consolidated balance sheet. The adjustment to the hedged asset or liability is included in the basis of the hedged item, while the fair value of the derivative is recorded as a freestanding asset or liability. Actual cash receipts or payments and related amounts accrued during the period on derivatives included in a fair value hedge relationship are recorded as adjustments to the income or expense recorded on the hedged asset or liability.

Under both the fair value and cash flow hedge methods, derivative gains and losses not effective in hedging the change in fair value or expected cash flows of the hedged item are recognized immediately in the income statement. At the hedge's inception and at least quarterly thereafter, a formal assessment is performed to determine whether changes in the fair values or cash flows of the derivative instrument has been highly effective in offsetting changes in the fair values or cash flows of the hedged items and whether they are expected to be highly effective in the future. If it is determined a derivative instrument has not been, or will not continue to be highly effective as a hedge, hedged accounting is discontinued. SFAS 133 basis adjustments recorded on hedged assets and liabilities are amortized over the remaining life of the hedged item beginning no later than when hedge accounting ceases. There were no fair value hedging gains or losses, as a result of hedge ineffectiveness, recognized for the years ended December 31, 2008, 2007 and 2006.

In January 2006, the Bank settled the interest rate swap at a net gain of approximately $270,000. The Company is recognizing this gain as a reduction of interest expense in equal installments on a quarterly basis beginning with the three month period ending March 31, 2006 through the three month period ending September 30, 2008. For the years ended December 31, 2008 and December 31, 2007, borrowing cost related to subordinated debentures was reduced by $73,680 and $98,240 respectively as a result of the settled interest rate swap.

In October of 2008, the Bank entered into an interest rate swap agreement for a term of seven years and an amount of $10 million. The Bank will pay a fixed rate of 7.27% for seven years and receive an amount equal to the three-month London Interbank Lending Rate (Libor) plus 3.10%. The interest rate swap is classified as a cash flow hedge by the Bank and will be tested quarterly for effectiveness. At December 31, 2008, the cost of the Bank to terminate the cash flow hedge is approximately $1,175,000.

The Bank, in the normal course of business, originates fixed rate mortgages that are sold to the Federal Home Loan Mortgage Corporation (Freddie Mac). Upon tentative underwriting approval by Freddie Mac, the Bank issues a best effort commitment to originate a fixed rate first mortgage under specific terms and conditions that the Bank intends to sell to Freddie Mac. The Bank no longer assumes a firm commitment to originate fixed rate loans, thus eliminating the risk of having to deliver loans they did not close or pay commitment fees to make Freddie Mac whole.

(1) Summary of Significant Accounting Policies: (Continued)

Fair Values of Financial Instruments

SFAS 107, *Disclosures about Fair Value of Financial Instruments,* requires disclosure of fair value information about financial instruments, whether or not recognized in the consolidated balance sheets for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Fair value estimates are made at a point in time, based on relevant market information and information about the financial instrument. Accordingly, such estimates involve uncertainties and matters of judgment and therefore cannot be determined with precision. SFAS 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following are the more significant methods and assumptions used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents approximate those assets' fair values, because they mature within 90 days or less and do not present credit risk concerns.

Available-for-sale and held-to-maturity securities

Fair values for investment securities available-for-sale and held-to-maturity are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments provided by a third party pricing service. The Company reviews all securities in which the book value is greater than the market value for impairment that is other than temporary. For securities deemed to be other than temporarily impaired, the Company reduces the book value of the security to its market value by recognizing an impairment charge on its income statement.

Loans receivable

The fair values for loans receivable are estimated using discounted cash flow analysis which considers future re-pricing dates and estimated repayment dates, and further using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics.

Accrued interest receivable

Fair value is estimated to approximate the carrying amount because such amounts are expected to be received within 90 days or less and any credit concerns have been previously considered in the carrying value.

(1) Summary of Significant Accounting Policies: (Continued)
Fair value of Financial Instruments (Continued)

Repurchase agreements
Overnight repurchase agreements have a fair value at book, given that they mature overnight. Longer maturity repurchase agreements are assigned a fair value of book given the limited nature of a secondary market.

Bank owned life insurance
The fair value of bank owned life insurance is the cash surrender value of the policy less redemption charges. By surrendering the policy, the Company is also subject to federal income taxes on all earnings previously recognized.

Deposits
The fair values disclosed for deposits with no stated maturity such as demand deposits, interest-bearing checking accounts and savings accounts are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The fair values for certificates of deposit and other fixed maturity time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on such type accounts to a schedule of aggregated contractual maturities on such time deposits.

Advances from the Federal Home Loan Bank (FHLB)
The fair value of these advances is estimated by discounting the future cash flows of these advances using the current rates at which similar advances could be obtained.

FHLB stock
The fair value of FHLB stock is recognized at cost.

Subordinated debentures
The fair value of subordinated debentures is cost. The subordinated debentures re-price quarterly at a rate equal to three month libor plus 3.10%.

Dividend restrictions
The Company is not permitted to pay a dividend to common shareholders if they fail to make a quarterly interest payment to the holders of the Company's subordinated debentures or fail to make a quarterly dividend payment on preferred shares owned by the United States Treasury Department.

Off-Balance-Sheet Instruments
Off-balance-sheet lending commitments approximate their fair values due to the short period of time before the commitment expires.

(1) Summary of Significant Accounting Policies: (Continued)

Earnings Per Share

Earnings per share (EPS) consists of two separate components, basic EPS and diluted EPS. Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding for each period presented. Diluted EPS is calculated by dividing net income by the weighted average number of common shares outstanding plus dilutive common stock equivalents (CSE). CSE consists of dilutive stock options granted through the Company's stock option plan. Restricted stock awards represent future compensation expense and are dilutive. Common stock equivalents which are considered anti-dilutive are not included for the purposes of this calculation. Common stock warrants issued in December 2008 are currently anti-dilutive and are not included for the purposes of this calculation.

Stock Compensation

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123R, *Share Based Payment* (*as* amended). SFAS No. 123R established accounting requirements for share-based compensation to employees and carries forward prior guidance on share-based awards to non-employees. SFAS No. 123R eliminates the ability to account for share-based compensation transactions, as the Company did, using the intrinsic value method as prescribed by Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, and generally requires that such transactions be accounted for using a fair-value-based method and recognized as an expense in the accompanying consolidated statements of income.

The Company adopted SFAS No. 123R using the modified prospective method which requires the application of the accounting standard as of January 1, 2006. The consolidated condensed financial statement dated March 31, 2006 was the first to reflect the impact of adopting SFAS No. 123R. In accordance with the modified prospective method, the consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123R.

(1) Summary of Significant Accounting Policies: (Continued)

Stock Compensation: (Continued)

For the years ended December 31, 2008 and December 31, 2007, the implementation of SFAS No. 123R had the following affect on the Company's consolidated financial statements:

	2008	2007	2006
Income before income tax expense	$(9,100)	(21,800)	(29,000)
Net income	$(9,100)	(21,800)	(29,000)
Basic earnings per share	$ (0.00)	(0.01)	(0.01)
Fully diluted earnings per share	$ (0.00)	(0.01)	(0.01)

The Company utilized the Black-Sholes valuation model to determine the fair value of stock options on the date of grant. The model derives the fair value of stock options based on certain assumptions related to the expected stock prices volatility, expected option life, risk-free rate of return and the dividend yield of the stock. The expected life of options granted are estimated based on historical employee exercise behavior. The risk free rate of return coincides with the expected life of the options and is based on the ten year Treasury note rate at the time the options are issued. The historical volatility levels of the Company's common stock are used to estimate the expected stock price volatility. The set dividend yield is used to estimate the expected dividend yield of the stock.

At December 31, 2008, the Company has stock options totaling 246,723 that are eligible to be awarded under the 1999 Stock Option Plan. Additional stock option information at December 31, 2008 includes:

	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Term	Aggregate Intrinsic Value
Exercisable and outstanding, December 31, 2008	263,752	$15.41	1.27 years	$286,500

(1) Summary of Significant Accounting Policies: (Continued)

Effect of New Accounting Pronouncements

In February 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 159, *Fair Value Option Statement for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115 (SFAS 159).* SFAS No. 159 allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities on an individual basis. Future changes in the fair value of these financial instruments would be recognized on the current period's statement of income while establishing additional disclosure requirements for these financial statements. The stated objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in the reported earnings caused by measuring related assets and liabilities differently without having to apply complex accounting provisions. FASB No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Early adoption was permitted as of the beginning of the previous fiscal year provided that the entity made the choice in the first 120 days of that physical year and also elects to apply the provisions of FASB No. 157. The Company has chosen not to utilize the option of early adoption of FASB No. 159. The Company's adoption of this statement did not have a material effect on its consolidated financial statements.

In November 2007, the Securities and Exchange Commission *issued Staff Accounting Bulletin No. 109, (SAB 109).* SAB 109 modifies how to apply generally accepted accounting principles to loan commitments that are accounted for at fair value through earnings. Prior to SAB 109, when companies measured the fair value of a derivative loan commitment, the expected net future cash flows related to the associated servicing of the loan was excluded. Under SAB 109, the expected net future cash flows related to the associated servicing of the loans sold will be included in the measurement of all written loan commitments that are accounted for at fair value of earnings. SAB 109 is effective for the Company January 1, 2008. The Company's adoption of SAB 109 did not have a material impact on its consolidated financial statements.

In March 2007, the FASB Emerging Issues Task Force reached a consensus on *Issue No. 06-10, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Collateral Assignment Split-Dollar Life Insurance Arrangements.* This issue provides guidance to help companies determine whether a liability for the postretirement benefit associated with a collateral assignment split-dollar life insurance arrangement should be recorded in accordance with either *SFAS No. 106-Employees's Account for Postretirement Benefits Other Than Pensions* (if, in substance, a post retirement benefit plan exist) or *Accounting Principles Board Opinion 12* (if the arrangement is, in substance, an individual deferred compensation contract). EITF 06-10 also provides guidance on how a company should recognize and measure the asset in a collateral assignment split-dollar life insurance contract. EITF 06-10 was effective for the Company dated January 1, 2008. The Company's adoption of this EITF did not have a material impact on its consolidated financial statements.

(1) Summary of Significant Accounting Policies: (Continued)
Effect of New Accounting Pronouncements (Continued)

In December 2007, the Financial Accounting Standards Board issued *SFAS No. 160, Noncontrolling Interest in Consolidated Financial Statements – An Amendment of ARB No. 51* SFAS No. 160 requires noncontrolling interest to be treated as a separate component of equity, not as a liability or other item outside of equity. Disclosure requirements included net income and comprehensive income to be displayed for both the controlling and non-controlling interest and a separate schedule that shows the effects of any transactions with the non-controlling interest on the equity attributable to the controlling interest. The provisions of this statement are effective for fiscal years beginning after December 15, 2008. This statement should be applied prospectively except for the presentation and disclosure requirements which shall be applied retrospectively for all periods presented. The Company does not anticipate the adoption of SFAS No. 160 to have a material impact on its consolidated financial statements.

In December 2007, the Securities and Exchange Commission issued *SFAS 141R Business Combinations* SFAS 141R clarified the definitions of both a business combination and a business. All business combinations will be accounted for under the purchase method. This standard defines the acquisition date as the only relevant date for recognition and measurement of the fair value of consideration paid. SFAS 141R requires the acquirer to expense all acquisition related cost. SFAS 141R defines the measurement period as the time after the acquisition date during which the acquirer may make adjustments to the provisional amounts recognized at the acquisition date. This period cannot exceed one year, and any subsequent adjustments to the provisional amounts are done so retrospectively and require a restatement of prior period data. The provisions of this statement are effective for business combinations during fiscal years beginning after December 31, 2008. The Company does not anticipate that the adoption of SFAS 141R will have a material impact on its consolidated financial statements.

In March 2008, the FASB issued Statement No. 161, *Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133*. SFAS No. 161 requires enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related items are accounted for under Statement 133 and how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. The new standard is effective for the Company on January 1, 2009. The Company does not anticipate that the adoption of FASB No. 161 will have a material impact on the Company's consolidated financial position or results of operations.

In April 2008, the FASB issued FASB Staff Position ("FSP") No. 142-3, *Determination of the Useful Life of Intangible Assets*. FSB 142-3 amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under FASB statement No. 142, *Goodwill and Other Intangible Assets*. This new guidance applies prospectively to intangible assets that are acquired individually or with a group of other assets in business combinations and asset acquisitions. FSP 142-3 is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008. Early adoption is prohibited. We are currently evaluating the impact, if any, that FSP 142-3 will have on our consolidated financial statements.

(1) Summary of Significant Accounting Policies: (Continued)

Effect of New Accounting Pronouncements (Continued)

In May 2008, the FASB issued Statement No. 162, *The Hierarchy of Generally Accepted Accounting Principles*. The standard identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of non-governmental entities that are presented in conformity with generally accepted accounting principles in the United States. The new standard becomes effective sixty days following the Security and Exchange Commission's approval of the Public Company Accounting Oversight Board amendments to AU Section 411. SFAS No. 162 is not expected to have a material impact on the Company's consolidated financial position or results of operations.

In September 2008, the FASB issued FASB Staff Position No. FAS 133-1 and FIN 45-4, *Disclosures about Credit Derivatives and Certain Guarantees: An amendment of FASB Statement No. 161*. This staff position amends FASB Statement 133 to require sellers of credit derivatives to disclosure information about their credit derivatives and hybrid instruments that have embedded credit derivatives. This staff position also amends FASB Interpretation No. 45 to require additional disclosure about the current status of the payment and performance risk of the guarantee. It also clarifies the intent of FASB about the effective date of SFAS 161. These provisions of this FASB staff position are effective for the Company for reporting periods ending after November 15, 2008. FSP FAS 133-1 and FIN 45-4 are not expected to have a material impact on the Company's consolidated financial position or results of operations.

In October 2008, the FASB issued FASB Staff Position No. FAS 157-3, *Determining the Fair Value of a Financial Asset When the Market for that Asset Is Not Active*. This FASB staff position clarifies the application of SFAS No. 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. This FASB staff position became effective for the Company on October 10, 2008. The Company utilized this position to determine the market value of a $2 million investment of a private placement trust preferred investment.

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006
(Table Amounts in Thousands)

(2) Securities:

Securities, which consist of debt and equity investments, have been classified in the consolidated balance sheets according to management's intent. The carrying amount of securities available for sale and their estimated fair values follow:

	December 31, 2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Restricted:				
FHLB stock	$4,050	--	--	4,050
Unrestricted:				
U.S. government agency debt securities:	$114,365	3,363	(113)	117,615
Corporate bonds	1,015	---	(137)	878
Municipal bonds	18,367	141	(416)	18,092
Trust preferred securities	2,000	---	(377)	1,623
Mortgage-backed securities:				
GNMA	26,028	731	---	26,759
FNMA	33,505	733	(27)	34,211
FHLMC	14,181	279	(1)	14,459
NON-AGENCY CMOs	13,692	23	(1,802)	11,913
AGENCY CMOs	21,058	345	(1)	21,402
	$244,211	5,615	(2,874)	246,952

(Table Amounts in Thousands)

(2) Securities: (Continued)

	December 31, 2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Restricted:				
FHLB stock	$3,836	--	--	3,836
Unrestricted:				
U.S. government agency debt securities:	$71,442	656	(107)	71,991
Corporate bonds	2,037	---	(129)	1,908
Municipal bonds	17,379	25	(248)	17,156
Mortgage-backed securities:				
GNMA	1,341	---	(32)	1,309
FNMA	25,018	62	(414)	24,666
FHLMC	12,736	2	(222)	12,516
NON-AGENCY CMOs	1,209	---	(51)	1,158
AGENCY CMOs	11,625	47	(66)	11,606
	$142,787	792	(1,269)	142,310

The scheduled maturities of debt securities available for sale at December 31, 2008 and 2007 were as follows:

2008	Amortized Cost	Estimated Fair Value
Due within one year	$ 1,471	1,336
Due in one to five years	13,783	14,032
Due in five to ten years	43,301	44,452
Due in more than ten years	77,192	78,388
	135,747	138,208
Mortgage-backed securities	108,464	108,744
Total unrestricted securities available for sale	$244,211	246,952

(Table Amounts in Thousands)

(2) Securities: (Continued)

2007	Amortized Cost	Estimated Fair Value
Due within one year	$ 11,424	$ 11,384
Due in one to five years	37,084	37,100
Due in five to ten years	25,991	26,237
Due after ten years	16,359	16,334
	90,858	91,055
Mortgage-backed securities	51,929	51,255
Total unrestricted securities available for sale	$142,787	$142,310

FHLB stock is an equity interest in the Federal Home Loan Bank. FHLB stock does not have a readily determinable fair value because ownership is restricted and a market is lacking. FHLB stock is classified as a restricted investment security, carried at cost and evaluated for impairment. The Bank had an equity interest in Intrieve, Incorporated, and the Bank's data processing service center. Intrieve, Inc. was purchased by Harland Financial Services in April 2005. As a result, the Company recognized a gain of approximately $18,000 in 2006.

The estimated fair value and unrealized loss amounts of temporarily impaired investments as of December 31, 2008 are as follows:

	Less than 12 months		12 months or longer		Total	
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
Available for sale						
U.S. government agency debt securities:	$7,663	(102)	648	(11)	8,311	(113)
Corporate bonds	---	---	878	(137)	878	(137)
Municipal bonds	4,943	(290)	4,752	(126)	9,695	(416)
Trust preferred securities	1,623	(377)	---	---	1,623	(377)
Mortgage-backed securities:						
GNMA	---	---	---	---	---	---
FNMA	1,864	(1)	3,051	(26)	4,915	(27)
FHLMC	---	---	463	(1)	463	(1)
NON-AGENCY CMOs	9,061	(1,700)	918	(102)	9,979	(1,802)
AGENCY CMOs	2,014	(1)	---	---	2,014	(1)
Total Available for Sale	$27,168	(2,471)	10,710	(403)	37,878	(2,874)

(2) Securities: (Continued)

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluations. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

At December 31, 2008, the Company has 54 securities with unrealized losses. With the exception of the Company's one corporate bond, Management believes these unrealized losses relate to changes in interest rates and not credit quality. Management also believes the Company has the ability to hold these securities until maturity or for the foreseeable future and therefore no declines are deemed to be other than temporary.

The Company's corporate bond portfolio consists of a $1 million of Ford Motor Acceptance Corporation bond (FMAC) with a maturity of October 28, 2009. The unrealized loss associated with this bond is the result of a decline in the credit ratings of Ford, the parent company of FMAC, both of which are no longer investment grade. The Company reviews the statements of condition, operations, and cash flows of Ford and FMAC on a consolidated basis each quarter to ascertain that the company and its subsidiary have an adequate level of liquidity to meet both current and near-term obligations. At this time, management believes that both Ford and FMAC have adequate levels of liquidity to meet its obligations through October 2009. The recent testimony of Ford's CEO to the United States Senate indicates that Ford does not anticipate taking government assistance but would like to have that assistance available for future use. Management will continue to monitor quarterly financial statements and Securities Exchange Commission (SEC) filings in an effort to monitor the ability of Ford and FMAC to meet their near-term liquidity needs.

As part of its normal course of business, the Bank holds significant balances of municipal and other deposits that require the Bank to pledge investment instruments as collateral. At December 31, 2008 the Bank pledged investments with a book value of $61.0 million and a market value of approximately $61.7 million to various municipal entities as required by law as well as the Federal Home Loan Bank of Cincinnati. The Bank has pledged various investments with a book value of $49.2 million and a market value of $51.4 million to the Federal Home Loan Bank of Cincinnati to provide for a higher level of available borrowings. In addition, the Bank has provided $41.8 million of letters of credit issued by the Federal Home Loan Bank of Cincinnati to collateralize municipal deposits. The collateral for these letters of credit are the Bank's one to four family loan portfolio, commercial real estate portfolio and its multi-family loan portfolio.

During 2008, the Company sold investment securities classified as available for sale for proceeds of $25.4 million resulting in gross gains of $708,000 and gross losses of $17,000. During 2008, the Company had one held to maturity security with a par value of $1.5 million and purchased at a discount called at par, resulting in a $27,000 gain. During 2007, the Company sold investments securities classified as available-for-sale for proceeds of $1.5 million resulting in gross gains of $6,000. During 2006, the Company sold investment securities classified as available-for-sale for proceeds of $15.1 million resulting in gross gains of $90,000 and gross losses of $57,000. During 2006, the Company sold restricted investment securities for proceeds and a gross gain of $18,000.

(Table Amounts in Thousands)

(2) Securities: (Continued)
The carrying amount of securities held to maturity and their estimated fair values follow:

	December 31, 2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Held to maturity securities				
Mortgage-backed securities:				
GNMA	$396	---	---	396
FNMA	58	1	---	59
	454	1	---	455
	$454	1	---	455

	December 31, 2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Held to maturity securities				
U.S. government and agency securities:				
Agency debt securities	$13,541	17	(10)	13,548
Mortgage-backed securities:				
GNMA	490	7	---	497
FNMA	64	---	---	64
	554	7	---	561
	$14,095	24	(10)	14,109

(Table Amounts in Thousands)

(2) Securities: (Continued)

The scheduled maturities of debt securities held to maturity at December 31, 2008 were as follows:

	Amortized Cost	Estimated Fair Value
2008		
Due within one year	---	---
Due in one to five years	---	---
Due in five to ten years	---	---
Due after ten years	---	---
	---	---
Mortgage-backed securities	454	455
Total unrestricted securities held to maturity	$454	455

(3) Loans Receivable, Net:

The components of loans receivable in the consolidated balance sheets as of December 31, 2008 and December 31, 2007 were as follows:

	2008	2007
Real estate loans:		
One-to-four family (closed end) first mortgages	$178,862	183,901
Second mortgages (closed end)	8,404	6,771
Home equity lines of credit	36,332	32,216
Multi-family	36,857	24,538
Construction	62,300	50,230
Commercial real estate	223,180	183,168
Total mortgage loans	545,935	480,824
Loans secured by deposits	3,949	4,419
Other consumer loans	19,731	21,331
Commercial loans	64,595	74,276
	634,210	580,850
Deferred loan cost, net of income	279	244
Less allowance for loan losses	6,133	4,842
Total loans	$628,356	576,252

The Company originates most fixed rate loans for immediate sale to the Federal Home Loan Mortgage Corporation (FHLMC) or other investors. Generally, the sale of such loans is arranged shortly after the loan application is tentatively approved through commitments.

(Table Amounts in Thousands)

(3) Loans Receivable, Net (Continued)

Loans serviced for the benefit of others totaled approximately $35.2 million, $44.4 million and $45.6 million at December 31, 2008, 2007 and 2006, respectively. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow amounts, disbursing payments to investors and foreclosure processing. Qualified one-to-four family first mortgage loans, non-residential real estate loans, multi-family loans and commercial real estate loans are pledged to the Federal Home Loan Bank of Cincinnati as discussed in note 7.

Impaired loans and related valuation allowance amounts at December 31, 2008 and 2007 were as follows:

	2008	2007
Recorded investment	$11,293	2,073
Valuation allowance	$ 731	488

The average recorded investment in impaired loans for the years ended December 31, 2008, 2007 and 2006 was $8,958,000, $1,916,000 and $1,914,000, respectively. Interest income recognized on impaired loans was $143,000 in 2008. Interest income recognized on impaired loans was not significant during the years ended December 31, 2007 and 2006.

An analysis of the change in the allowance for loan losses for the years ended December 31, 2008, 2007 and 2007 follows:

	2008	2007	2006
Balance at beginning of year	$4,842	4,470	4,004
Loans charged off	(1,414)	(921)	(1,003)
Recoveries	288	317	261
Credit devaluation of purchased loans	---	---	185
Provision for loan losses	2,417	976	1,023
Balance at end of year	$6,133	4,842	4,470

Non-accrual loans totaled $7.3 million and $547,000 at December 31, 2008 and 2007, respectively. The increase in non-accrual loans is largely the result of a bankruptcy filing of one large residential real estate developer. Real estate and other assets owned totaled $875,000 and $347,000 at December 31, 2008 and 2007, respectively. Interest income foregone on such loans totaled $186,000 in 2008 and was not significant during 2007 and 2006. The Company is not committed to lend additional funds to borrowers whose loans have been placed on a non-accrual basis. There were no loans past due more than three months and still accruing interest as of December 31, 2008. There were $46,000 in loans three months or more past due and still accruing interest as of December 31, 2007 and $101,000 in loans three months or more past due and still accruing interest as of December 31, 2006.

(Table Amounts in Thousands)

(3) Loans Receivable, Net: (Continued)
The Company originates loans to officers and directors and their affiliates at terms substantially identical to those available to other borrowers. Loans to officers and directors at December 31, 2008 and 2007 were approximately $10,989,000 and $11,382,000, respectively. At December 31, 2008, funds committed that were undisbursed to officers and directors approximated $3.9 million.

The following summarizes activity of loans to officers and directors and their affiliates for the years ended December 31, 2008 and 2007:

	2008	2007
Balance at beginning of period	$11,382	8,655
New loans	6,358	7,197
Principal repayments	(6,751)	(4,470)
Balance at end of period	$10,989	$11,382

(4) Premises and Equipment:
Components of premises and equipment included in the consolidated balance sheets as of December 31, 2008 and 2007 consisted of the following:

	2008	2007
Land	$ 5,560	5,370
Land improvements	468	468
Buildings	19,859	19,844
Furniture and equipment	6,101	5,398
	31,988	31,080
Less accumulated depreciation	5,545	3,820
	$26,443	27,260

Depreciation expense was approximately $1,464,000, $1,284,000 and $720,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

For the year ended December 31, 2007 and December 31, 2006, the Company capitalized interest expenses related to construction in process of approximately $27,000 and $115,000, respectively. The Company did not capitalize any interest expense in 2008.

(Table Amounts in Thousands)

(5) Goodwill and Intangible Assets:
Goodwill is tested for impairment on an annual basis and as events or circumstances change that would more likely than not reduce fair value below its carrying amount. In 2008 and 2007, the Company determined that its goodwill and intangibles were not impaired.

The amount of other intangible assets and the changes in the carrying amounts of other intangible assets for the years ended December 31, 2008, 2007 and 2006:

	Core Deposits Intangible	Insurance Contracts Intangible	Total
Balance, December 31, 2005	$1,309	68	1,377
Acquisition of Tennessee offices	2,919	---	2,919
Amortization	(652)	(18)	(670)
Balance, December 31, 2006	3,576	50	3,626
Amortization	(911)	(50)	(961)
Balance, December 31, 2007	2,665	---	2,665
Amortization	(847)	---	(847)
Balance December 31, 2008	$1,818	---	1,818

The estimated amortization expense for intangible assets for the subsequent years is as follows:

	Core Deposits Intangible
2009	650
2010	357
2011	292
2012	227
2013	162
Thereafter	130
	$1,818

(Table Amounts in Thousands)

(6) Deposits:

At December 31, 2008, the scheduled maturities of other time deposits were as follows:

2009	$309,150
2010	122,501
2011	52,127
2012	20,621
2013	3,549
	$507,948

The amount of other time deposits with a minimum denomination of $100,000 was approximately $218.9 million and $143.6 million at December 31, 2008 and 2007, respectively. At December 31, 2008, directors, members of senior management and their affiliates had deposits in the Bank of approximately $1.7 million.

Interest expense on deposits for the years ended December 31, 2008, December 31, 2007 and December 31, 2006 is summarized as follows:

	2008	2007	2006
Demand and NOW accounts	$2,276	3,216	2,692
Money market accounts	271	514	411
Savings	405	887	1,278
Other time deposits	17,837	17,662	12,524
	$20,789	22,279	16,905

The Bank maintains clearing arrangements for its demand, NOW and money market accounts with Compass Bank. The Bank is required to maintain certain cash reserves in its account to cover average daily clearings. At December 31, 2008, average daily clearings were approximately $5.4 million.

At December 31, 2008, the Company had approximately $520,000 of deposit accounts in overdraft status and thus has been reclassified to loans on the accompanying consolidated balance sheet. The Company had approximately $595,000 of deposit accounts in overdraft status at December 31, 2007. At December 31, 2008 and December 31, 2007, the Company had deposits classified as brokered deposits totaling $67.9 million and $19.8 million, respectively.

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006
(Table Amounts in Thousands, Except Percentages)

(7) Advances from Federal Home Loan Bank:

Federal Home Loan Bank (FHLB) advances are summarized as follows:

	December 31,			
	2008		2007	
Types of Advances	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Fixed-rate	108,012	3.73%	91,882	4.58%
Variable-rate	22,000	0.90%	10,000	3.88%
Total	$130,012	3.25%	$101,882	4.51%

Scheduled maturities of FHLB advances as of December 31, 2008 are as follows:

Years Ended December 31,	Fixed Rate	Fixed Rate Avg Cost	Variable Rate	Variable Rate Avg Cost
2009	15,000	2.99%	14,000	0.81%
2010	14,000	3.50%	8,000	1.05%
2011	15,000	4.36%	---	---
2012	---	---	---	---
2013	5,790	3.30%	---	---
Thereafter	58,222	3.86%	---	---
Total	$108,012	3.73%	$22,000	0.90%

The Bank has an approved line of credit of $30.0 million at December 31, 2008 which is secured by a blanket agreement to maintain residential first mortgage loans and non-residential real estate loans with a principal value of 125% of the outstanding advances and has a variable interest rate. The Company can immediately borrow up to $24.0 million of this line of credit at December 31, 2008. All borrowings with the FHLB are secured under a blanket agreement using the Bank's portfolio of 1-4 family home loans and non-residential real estate loans as collateral. At December 31, 2008, the Bank could borrow a total of $47.6 million from the FHLB of Cincinnati. The Bank has a $5 million unsecured line of credit with Compass Bank of Birmingham, Alabama. The line of credit had a zero balance at December 31, 2008.

(Table Amounts in Thousands, Except Percentages)

(8) Repurchase Agreements

In 2006, the Bank enhanced its cash management product line to include an automated sweep of excess funds from checking accounts to repurchase accounts, allowing interest to be paid on excess funds remaining in checking accounts of business and municipal customers. Repurchase balances are overnight borrowings from customers and are not FDIC insured. In addition, the Company has entered into two long term repurchase agreements with third parties.

At December 31, 2008, the Company provided investment securities with a market value of $30.8 million and a book value of $30.4 million as collateral for repurchase agreements. The maximum repurchase balances outstanding during the twelve month periods ending December 31, 2008 and December 31, 2007 was $39.2 million and $43.5 million, respectively.

At December 31, 2008 and December 31, 2007, the respective cost and maturities of the Company's repurchase agreements are as follows:

2008

Third Party	Balance	Average Cost	Maturity	Comments
Deutsch Bank	$10,000	4.28%	9/05/2014	Quarterly callable
Merrill Lynch	6,000	4.36%	9/18/2016	Quarterly callable
Various customers	12,680	1.00%		Overnight
Total	$28,680	2.85%		

2007

Third Party	Balance	Average Cost	Maturity	Comments
Deutsch Bank	$10,000	4.28%	9/05/2014	Quarterly callable
Merrill Lynch	6,000	4.36%	9/18/2016	Quarterly callable
Various customers	21,199	4.79%		Overnight
Total	$37,199	5.00%		

(Table Amounts in Thousands)

(9) Financial Instruments:

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit, standby letters of credit, and financial guarantees. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit and financial guarantees written is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making these commitments and conditional obligations as it does for on-balance-sheet instruments.

	December 31,	
	2008	2007
Commitments to extend credit	$53,836	$51,342
Standby letters of credit	3,577	4,559
Unused commercial lines of credit	13,095	10,915
Unused home equity lines of credit	32,626	33,755

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counter-party. Collateral held varies but may include property, plant, and equipment and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. Most guarantees extend from one to two years. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

The fair value of standby letters of credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements, the likelihood of the counter parties drawing on such financial instruments and the present creditworthiness of such counter parties. Such commitments have been made on terms which are competitive in the markets in which the Company operates, thus, the fair value of standby letters of credit equals the carrying value for the purposes of this disclosure. The maximum potential amount of future payments that the Company could be required to make under the guarantees totaled $3,577,000 at December 31, 2008.

(9) Financial Instruments: (Continued)

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement No. 157, *Fair Value Measurements.* This Statement defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value. The statement was effective for fiscal years beginning after November 15, 2007. The statement establishes a fair value hierarchy which requires an entity to maximize the use of observable input and minimize the use of unobservable inputs when measuring fair value. The Statement had no impact on the consolidated financial statements of HopFed Bancorp because the Company did not elect the fair value option for any financial instrument not presently being accounted for at fair value.

HopFed Bancorp has developed a process for determining fair values. Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon internally developed models or processes that use primarily market based or based on third party market data, including interest rate yield curves, option volatilities and other third party information. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value of certain financials instruments could result in a different estimate of fair value at the reporting date.

SFAS 157 establishes a three-level valuation hierarchy for disclosure of fair value measurement. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

- Level 1 is for assets and liabilities that management has obtained quoted prices (unadjusted for transaction cost) or identical assets or liabilities in active markets that the Company has the ability to access as of the measurement date.

- Level 2 is for assets and liabilities in which significant unobservable inputs other than Level 1 prices such as quoted prices for similar assets and liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

- Level 3 is for assets and liabilities in which significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

(Table Amounts in Thousands)

(9) Financial Instruments: (Continued)

The fair value of securities available for sale are determined by a matrix pricing, which is a mathematical technique what is widely used in the industry to value debt securities without relying exclusively on quoted prices for the individual securities in the Company's portfolio but relying on the securities relationship to other benchmark quoted securities. Impaired loans are valued at the net present value of expected payments and considering the fair value of any assigned collateral.

The Company has certain liabilities carried at fair value including interest rates swap agreements. The fair value of these liabilities is based on information obtained from a third party bank and is reflected within level 2 of the valuation hierarchy.

Assets and Liabilities Measured on a Recurring Basis

The assets and liabilities measured at fair value on a recurring basis are summarized below:

Description	Total carrying value in the consolidated balance sheet at 31-Dec-08	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Available for sale securities	$ 245,329		$ 245,329	
Impaired loans	$ 11,293			$ 11,293
Trust preferred securities	$ 1,623			$ 1,623
Bank owned life insurance	$ 7,994			$ 7,994
Liabilities				
Interest rate swap	$ (1,175)		$ (1,175)	

(Table Amounts in Thousands)

(9) Financial Instruments: (Continued)

The estimated fair values of financial instruments were as follows at December 31, 2008:

	Carrying Amount	Estimated Fair Value
Financial Assets:		
Cash and due from banks	$15,268	15,268
Interest-earning deposits in Federal Home Loan Bank	5,727	5,727
Federal funds sold	16,080	16,080
Securities available for sale	246,952	246,952
Federal Home Loan Bank stock	4,050	4,050
Securities held to maturity	454	455
Loans receivable	628,356	635,324
Accrued interest receivable	5,852	5,852
Bank owned life insurance	7,994	7,994
Financial liabilities:		
Deposits	713,005	723,354
Advances from borrowers for taxes and insurance	210	210
Advances from Federal Home Loan Bank	130,012	131,803
Repurchase agreements	28,680	31,713
Subordinated debentures	10,310	13,602
Off-balance-sheet liabilities:		
Commitments to extend credit	--	--
Commercial letters of credit	--	--
Market value of interest rate swap	(1,175)	(1,175)

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006
(Table Amounts in Thousands)

(9) Financial Instruments: (Continued)

The estimated fair values of financial instruments were as follows at December 31, 2007:

	Carrying Amount	Estimated Fair Value
Financial Assets:		
Cash and due from banks	$17,343	17,343
Interest-earning deposits in Federal Home Loan Bank	931	931
Federal funds sold	3,755	3,755
Securities available for sale	142,310	142,310
Federal Home Loan Bank stock	3,836	3,836
Securities held to maturity	14,095	14,109
Loans receivable	576,252	600,772
Accrued interest receivable	5,235	5,235
Bank owned life insurance	7,723	7,723
Financial liabilities:		
Deposits	598,753	602,243
Advances from borrowers fro taxes and insurance	316	316
Advances from Federal Home Loan Bank	101,882	105,007
Repurchase agreements	37,199	39,254
Subordinated debentures	10,310	10,310
Off-balance-sheet liabilities:		
Commitments to extend credit	--	--
Commercial letters of credit	--	--

(10) Subordinated Debentures:

On September 25, 2003, the Company formed HopFed Capital Trust I (the Trust). The Trust is a statutory trust formed under the laws of the state of Delaware. In September 2003, the Trust issued variable rate capital securities with an aggregate liquidation amount of $10,000,000 ($1,000 per preferred security) to a third-party investor. The Company then issued floating rate junior subordinated debentures aggregating $10,310,000 to the Trust. The junior subordinated debentures are the sole assets of the Trust. The junior subordinated debentures and the capital securities pay interest and dividends, respectively, on a quarterly basis. The variable interest rate is the three-month LIBOR plus 3.10% adjusted quarterly (5.89% for the quarter ending December 31, 2008). These junior subordinated debentures mature in 2033, at which time the capital securities must be redeemed. The junior subordinated debentures and capital securities can be redeemed contemporaneously, in whole or in part, beginning October 8, 2008 at a redemption price of $1,000 per capital security.

The Company has provided a full-irrevocable and unconditional guarantee on a subordinated basis of the obligations of the Trust under the capital securities in the event of the occurrence of an event of default, as defined in such guarantee. Debt issuance cost and underwriting fees of $190,000 were capitalized related to the offering and are being amortized to the first call date of the junior subordinated debentures.

(11) Concentrations of Credit Risk:

Most of the Bank's business activity is with customers located within the western part of the Commonwealth of Kentucky and middle and western Tennessee. One-to-four family residential and non residential real estate collateralize the majority of the loans. The Bank requires collateral for the majority of loans.

The distribution of commitments to extend credit approximates the distribution of loans outstanding. The contractual amounts of credit-related financial instruments such as commitments to extend credit and commercial letters of credit represent the amounts of potential accounting loss should the contract be fully drawn upon, the customer default, and the value of any existing collateral become worthless. In October of 2008, the FDIC increased its deposit coverage on all accounts to $250,000. In addition, financial institutions could choose to pay a higher premium to have all non-interest demand deposit balances insured. Compass Bank of Birmingham, Alabama, the Heritage Bank correspondent banker, elected to accept this additional coverage. Therefore, uninsured deposits are limited to those balances transferred to an overnight federal funds account.

Cash and cash equivalents with financial institutions exceeded the insurance coverage as of December 31, 2008 and 2007. The excess balance of such items as of December 31, 2008 and 2007 was $16.1 million and $8.8 million, respectively.

(12) Employee Benefit Plans:
Stock Option Plan
The following is a summary of stock options outstanding at December31, 2008:

Exercise Price	Weighted Average Remaining Life (Years)	Outstanding Options	Options Exercisable
$17.42	0.2	153,752	153,752
12.33	2.6	60,000	60,000
17.34	5.4	20,000	20,000
10.00	1.4	30,000	30,000
$15.41	1.3	263,752	263,752

On February 24, 1999, the Board of Directors of the Company adopted the HopFed Bancorp, Inc. 1999 Stock Option Plan (Option Plan), which was subsequently approved at the 1999 Annual Meeting of Stockholders. Under the Option Plan, the Option Committee has discretionary authority to grant stock options and stock appreciation rights to such employees, directors and advisory directors, as the committee shall designate. The Option Plan reserved 403,360 shares of common stock for issuance upon the exercise of options or stock appreciation rights.

The Company will receive the exercise price for shares of common stock issued to Option Plan participants upon the exercise of their option, and will receive no monetary consideration upon the exercise of stock appreciation rights. The Board of Directors granted options to purchase 403,360 shares of common stock under the Option Plan at an exercise price of $20.75 per share, which was the fair market value on the date of the grant. As a result of the special dividend of $4.00 per share paid in December, 1999, and in accordance with plan provisions, the number of options and the exercise price has been adjusted to 480,475 and $17.42 respectively.

On May 31, 2000, the Board of Directors of the Company adopted the HopFed Bancorp, Inc. 2000 Stock Option Plan (the "2000 Option Plan"). Under the 2000 Option Plan, the option committee has discretionary authority to grant stock options to such employees as the committee shall designate. The 2000 Option Plan reserves 40,000 shares of common stock for issuance upon the exercise of options. The Company will receive the exercise price for shares of common stock issued to 2000 Option Plan participants upon the exercise of their option. The Board of Directors has granted options to purchase 40,000 shares of common stock under the 2000 Option Plan at an exercise price of $10.00 per share, which was the fair market value on the date of the grant.

(12) Employee Benefit Plans: (Continued)
Stock Option Plan (Continued)
The following summary represents the activity under the stock option plans:

	Number of Shares	Weighted Average Exercise Price
Options outstanding, December 2006	273,752	$15.22
Granted	---	---
Exercised	---	---
Forfeited	---	---
Options outstanding, December 2007	273,752	$15.22
Granted	---	---
Exercised	10,000	$10.00
Forfeited	---	---
Options outstanding, December 2008	263,752	$15.41

Stock options vest and become exercisable annually over a four-year period from the date of grant.

The value of vested options outstanding at December 31, 2008 is $1.6 million for options issued under the 1999 Plan and $108,600 for options vested under the 2000 Plan. The fair value of options vested in 2008 is $21,800. Shares issued for option exercises are expected to come from authorized but unissued shares. At December 31, 2008, the Company has no unvested stock options.

(Table Amounts in Thousands)

(12) Employee Benefit Plans: (Continued)

2004 HopFed Bancorp Long Term Incentive Plan

On February 18, 2004, the Board of Directors of the Company adopted the HopFed Bancorp, Inc 2004 Long Term Incentive Plan (the Plan), which was subsequently approved at the 2004 Annual Meeting of Stockholders. Under the Plan, the Compensation Committee has discretionary authority to grant up to 200,000 shares in the form of restricted stock grants, options, and stock appreciation rights to such employees, directors and advisory directors as the committee shall designate. The grants vest in equal installments over a four-year period. Grants may vest immediately upon specific events, including a change of control of the Company, death or disability of award recipient, and termination of employment of the recipient by the Company without cause.

Awards are recognized as an expense to the Company in accordance with the vesting schedule. Awards in which the vesting is accelerated must be recognized as an expense immediately. Awards are valued at the closing stock price on the day the award is granted. In 2008, the Compensation Committee granted a total of 11,962 shares with a market value of $160,000. In 2007, The Compensation Committee granted a total of 9,082 shares with a market value of $140,000. In 2006, the Compensation Committee granted a total of 12,328 shares with a market value of $192,000. A total of 305 restricted shares granted in 2006 were forfeited in 2007 and 450 shares granted in 2004 through 2006 were forfeited. The Company recognized $157,000, $137,000, and $100,000 in compensation expense in 2008, 2007 and 2006, respectively.

Year Ending	Approximate Future Compensation Expense
December 31, 2009	$139
December 31, 2010	$ 98
December 31, 2011	$ 58
December 31, 2012	$ 20

The Compensation Committee may make additional awards of restricted stock, thereby increasing the future expense related to this plan. The early vesting of restricted stock awards due to factors outlined in the award agreement may accelerate future compensation expenses related to the plan. However, the total amount of future compensation expense would not change as a result of an accelerated vesting of shares. At December 31, 2008, the Company has 148,701 restricted shares available from the HopFed Bancorp, Inc. 2004 Long Term Incentive Plan that may be awarded.

(Table Amounts in Thousands)

(12) Employee Benefit Plans: (Continued)

401(K) Plan

During 2002, the Company initiated a 401(k) retirement program. The 401(k) plan is available to all employees who meet minimum eligibility requirements. Participants may generally contribute up to 15% of earnings, and in addition, management will match employee contributions up to 4%. In addition, the Company has chosen to provide all eligible employees an additional 4% of compensation without regards to the amount of the employee contribution. Expense related to Company contributions amounted to $587,000, $427,000, and $334,000 in 2008, 2007 and 2006, respectively.

Deferred Compensation Plan

During the third quarter of 2002, the Company purchased assets and assumed the liabilities relating to a nonqualified deferred compensation plan for certain employees of the Fulton division. The Company owns single premium life insurance policies on the life of each participant and is the beneficiary of the policy value. When a participant retires, the benefits accrued for each participant will be distributed to the participant in equal installments for 15 years. The expense recognized by the Company for 2008, 2007, and 2006 amounted to $19,000, $19,000 and $21,000, respectively. The Deferred Compensation Plan also provides the participant with life insurance coverage, which is a percentage of the net death proceeds for the policy, if any, applicable to the participant. The original face value of all deferred compensation contracts was approximately $668,000. The accrued value of all deferred compensation contacts is approximately $427,000. The Company is currently making cash remittances of approximately $29,000 per year on deferred compensation contracts.

(13) Income Taxes:

The provision for income taxes for the years ended December 31, 2008, 2007 and 2006 consisted of the following:

	2008	2007	2006
Current			
Federal	$2,403	1,571	1,733
State	158	165	60
	2,561	1,736	1,793
Deferred			
Federal	(609)	(8)	(69)
State	---	---	(24)
	(609)	(8)	(93)
	$1,952	1,728	1,700

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006
(Table Amounts in Thousands, Except Percentages)

(13) Income Taxes (Continued):

Total income tax expense for the years ended December 31, 2008, 2007 and 2006 differed from the amounts computed by applying the federal income tax rate of 34 percent to income before income taxes as follows:

	2008	2007	2006
Expected federal income tax expense at statutory tax rate	$2,233	1,987	1,906
Effect of non-taxable interest income	(326)	(309)	(198)
Effect of non-taxable bank owned life insurance income	(92)	(103)	(89)
State taxes on income, net of federal benefit	104	109	23
Non deductible expenses	33	44	58
Total federal income tax expense	$1,952	1,728	1,700
Effective rate	29.7%	29.6%	30.3%

The components of deferred taxes as of December 31, 2008 and 2007 are summarized as follows:

	2008	2007
Deferred tax assets:		
Allowance for loan loss	$2,072	1,646
Accrued expenses	329	162
Unrealized (appreciation) depreciation on securities available for sale	(533)	137
	1,868	1,945
Deferred tax liabilities:		
FHLB stock dividends	(787)	(740)
Depreciation and amortization	(313)	(286)
Unearned loan fees, net	(31)	(96)
	(1,131)	(1,122)
Net deferred tax asset	$ 737	823

(13) Income Taxes: (Continued)

The Small Business Protection Act of 1996, among other things, repealed the tax bad debt reserve method for thrifts effective for taxable years beginning after December 31, 1995. Thrifts such as the Bank may now only use the same tax bad debt reserve method that is allowed for commercial banks. A thrift with assets greater than $500 million can no longer use the reserve method and may only deduct loan losses as they actually arise (i.e., the specific charge-off method).

The portion of a thrift's tax bad debt reserve that is not recaptured (generally pre-1988 bad debt reserves) under the 1996 law is only subject to recapture at a later date under certain circumstances. These include stock repurchase redemptions by the thrift or if the thrift converts to a type of institution (such as a credit union) that is not considered a bank for tax purposes. However, no further recapture would be required if the thrift converted to a commercial bank charter or was acquired by a bank. The Bank does not anticipate engaging in any transactions at this time that would require the recapture of its remaining tax bad debt reserves. Therefore, retained earnings at December 31, 2008 and 2007 includes approximately $4,027,000 which represents such bad debt deductions for which no deferred income taxes have been provided.

(14) Commitments and Contingencies:

In the ordinary course of business, the Bank has various outstanding commitments and contingent liabilities that are not reflected in the accompanying consolidated financial statements.

The Bank had open loan commitments at December 31, 2008 and 2007 of approximately $53,836,000 and $51,342,000, respectively. At December 31, 2008 and 2007, the Bank had no fixed rate loan commitments. Unused lines of credit were approximately $45.7 million and $44.7 million at December 31, 2008 and 2007, respectively.

The Company and the Bank have agreed to enter into employment agreements with certain officers, which provide certain benefits in the event of their termination following a change in control of the Company or the Bank. The employment agreements provide for an initial term of three years. On each anniversary of the commencement date of the employment agreements, the term of each agreement may be extended for an additional year at the discretion of the Board. In the event of a change in control of the Company or the Bank, as defined in the agreement, the officers shall be paid an amount equal to two times the officer's base salary as defined in the employment agreement.

(14) Commitments and Contingencies: (Continued)

The Company and the Bank have entered into commitments to rent facilities and lease operating equipment that are non-cancelable. At December 31, 2008, future minimal lease and rental commitments were as follows:

Years Ending December 31, 2008	
2009	$ 97,000
2010	72,000
2011	45,000
2012	12,000
2013	8,000
	$234,000

The Company incurred rental expenses of approximately $77,000, $131,000 and $71,000 for the years ended December 31, 2006, 2007 and 2008, respectively.

In the normal course of business, the Bank and Company have entered into operating contracts necessary to conduct the Company's daily business. The most significant operating contract is for the Bank's data processing services. The monthly cost associated with this contract is variable based on the number of accounts and usage but averages approximately $185,000 per month. The Bank has three outstanding ATM branding agreements with local convenience stores. These agreements allow the Bank to maintain a cash machine and signage in various locations for an annual cost of approximately $120,000.

The Company is self-insured for medical benefits provide to employees. The Company purchased a stop-loss insurance policy to limit total medical claims in any one year to $50,000 per covered individual, $150,000 per family unit and $2 million for all medical claims. The Company has established a liability for outstanding claims and incurred, but unreported claims. While management uses what it believes are pertinent factors in estimating the liability, it is subject to change due to claim experience, type of claims, and rising medical cost.

In addition, the Bank is a defendant in legal proceedings arising in connection with its business. It is the best judgment of management that neither the financial position nor results of operations of the Bank will be materially affected by the final outcome of these legal proceedings.

(15) Regulatory Matters:
The Company is a unitary thrift holding company and, as such, is subject to regulation, examination and supervision by the Office of Thrift Supervision (OTS).

The Bank is also subject to various regulatory requirements administered by the OTS. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements.

Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of tangible and core capital (as defined in the regulations) to adjusted total assets (as defined), and of total capital (as defined) and Tier 1 to risk weighted assets (as defined). Management believes, as of December 31, 2008 and 2007, that the Bank meets all capital adequacy requirements to which it is subject.

The most recent notification from the OTS categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total, tangible and core capital ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the institution's category.

(Table Amounts in Thousands, Except Percentages)

(15) Regulatory Matters (Continued)

The Company's and the Bank's actual capital amounts and ratios as of December 31, 2008 and 2007 are presented below:

	Company Actual		Bank Actual		Required for Capital Adequacy Purposes		Required to be Categorized as Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2008								
Tangible capital to adjusted total assets	$80,751	8.4%	$73,867	7.8%	$14,269	1.50%	N/A	N/A
Core capital to adjusted total assets	$80,751	8.4%	$73,867	7.8%	$38,050	4.00%	$47,562	5.00%
Total capital to risk weighted assets	$86,884	13.7%	$79,999	12.6%	$50,632	8.00%	$63,289	10.00%
Tier 1 capital to risk weighted assets	$80,751	12.7%	$73,867	11.7%	N/A	N/A	$37,974	6.00%
As of December 31, 2007								
Tangible capital to adjusted total assets	$58,727	7.3%	$55,698	7.0%	$11,979	1.50%	N/A	N/A
Core capital to adjusted total assets	$58,727	7.3%	$55,698	7.0%	$31,943	4.00%	$39,931	5.00%
Total capital to risk weighted assets	$63,569	11.0%	$60,540	10.5%	$46,249	8.00%	$57,811	10.00%
Tier 1 capital to risk weighted assets	$58,727	10.1%	$55,698	9.6%	N/A	N/A	$34,687	6.00%

(16) Stockholders' Equity:

The Company's sources of income and funds for dividends to its stockholders are earnings on its investments and dividends from the Bank. The Bank's primary regulator, the OTS, has regulations that impose certain restrictions on payment of dividends to the Company. Current regulations of the OTS allow the Bank (based upon its current capital level and supervisory status assigned by the OTS) to pay a dividend of up to 100% of net income to date during the calendar year plus the retained income for the preceding two years.

The Bank must provide the OTS with 30 days prior notice to the payment of the dividend. Any capital distribution in excess of this amount would require supervisory approval. Capital distributions are further restricted should the Bank's capital level fall below the fully phased-in capital requirements of the OTS. In no case will the Bank be allowed to make capital distributions reducing equity below the required balance of the liquidation account. For the year ended December 31, 2008, the Bank paid dividend of $2,000,000 to the Corporation. For the years ended December 31, 2007 and December 31, 2006, the Bank paid a dividend of $3,000,000 per year dividend to the Corporation. For the year ended December 31, 2008, the Bank could have paid the Corporation an additional dividend of approximately $6.7 million without OTS supervisory approval.

OTS regulations also place restrictions after the conversion on the Company with respect to repurchases of its common stock. With prior notice to the OTS, the Company is allowed to repurchase its outstanding shares. In August 2006, the Company announced that it replaced a previously announced stock buyback plan with a new plan to purchase up to 125,000 shares of common stock over the next two years. Under the plan that expired September 30, 2008, the Company purchased 106,647 shares of common stock at an average price of $15.36 per share. As of December 31, 2008, a total of 515,555 shares had been repurchased from all active and inactive stock repurchase plans at an average price of $12.60 per share. As discussed below, the Company's participation in the United States Treasury Capital Purchase Program prevents its from purchasing additional Treasury Stock for a period of three years without first redeeming all of the Treasury's investment.

On December 12, 2008, HopFed Bancorp issued 18,400 shares of preferred stock to the United States Treasury (Treasury) for $18,400,000 pursuant to the Capital Purchase Program. The Company issued 243,816 common stock warrants to the Treasury as a condition to its participation in the Capital Purchase Program. The warrants have an exercise price of $11.32 each and are immediately exercisable. The warrants expire in ten years from the date of issuance. The preferred stock has no stated maturity and is non-voting, other than having class voting rights on certain matters, and pays cumulative dividends quarterly at a rate of 5% per year for the first five years and 9% thereafter. The Company must have the written approval of the Treasury to redeem the shares prior to December 12, 2011 except with the proceeds from a qualified equity offering.

Upon receipt of the proceeds from the Treasury, the Company immediately invested $14.0 million in capital into Heritage Bank. By maintaining $4.4 million in Treasury proceeds at the holding company level, HopFed Bancorp anticipates foregoing its customary $3 million dividend from the Bank in 2009.

(Table Amounts in Thousands)

(16) Stockholders' Equity (Continued):

Based on the Binomial method, the common stock warrants have been assigned a value of $2.28 per warrant, or $555,900. As a result, the value of the warrants has been recorded as a discount on the preferred stock and will be accreted as a reduction in net income available for common shareholders over the next five years at $111,800 per year. For the purposes of these calculations, the fair value of the common stock warrants as of December 12, 2008 was estimated using the following assumptions:

▪ Risk free rate	2.60%
▪ Expected life of warrants	10 years
▪ Expected dividend yield	3.5%
▪ Expected volatility	26.5%
▪ Weighted average fair value	$2.28

The Company's computation of expected volatility is based on the weekly historical volatility. The risk free rate was the approximate rate of the ten year treasury at the end of November 2008.

By participating in the Capital Purchase Program, the Company agreed to not increase its dividend paid to common shareholders for a period of three years without prior approval of the United States Treasury. If the Company fails to make all dividend payments due to preferred shareholders, the Company is prohibited from paying any dividend to common shareholders. In addition, the United States Treasury placed certain restrictions on the amount and type of compensation that can be paid to certain senior level executives of the Company. Furthermore, the United States Treasury may, at its sole discretion, change the terms and conditions of the Capital Purchase Programs.

(17) Earnings Per Share:

Earnings per share of common stock are based on the weighted average number of basic shares and dilutive shares outstanding during the year. Common stock warrants outstanding are not included in the dilutive earnings per share computations because they would be anti-dilutive.

The following is a reconciliation of weighted average common shares for the basic and dilutive earnings per share computations:

	Years Ended December 31,		
	2008	2007	2006
Basic earnings per share:			
Weighted average common shares	3,572,127	3,588,163	3,634,138
Diluted earnings per share:			
Weighted average common shares	3,572,127	3,588,163	3,634,138
Diluted effect of stock options	25,356	19,707	25,528
Weighted average common and incremental shares	3,597,483	3,607,870	3,659,666

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006
(Table Amounts in Thousands)

(18) Condensed Parent Company Only Financial Statements:
The following condensed balance sheets as of December 31, 2008 and 2007 and condensed statements of income and cash flows for the years ended December 31, 2008, 2007 and 2006 of the parent company only should be read in conjunction with the consolidated financial statements and the notes thereto.

Condensed Balance Sheets:

	2008	2007
Assets:		
Cash and due from banks	$ 50	37
Receivable from subsidiary	---	6
Federal funds sold	6,685	1,900
Investment in subsidiary	61,591	42,148
Prepaid expenses and other assets	1,197	1,795
Total assets	$69,523	45,886
Liabilities and Equity		
Liabilities		
Unrealized loss on derivative	$ 1,175	---
Dividends payable - Common	444	447
Interest payable	204	213
Subordinated debentures	10,310	10,310
Total liabilities	12,133	10,970
Equity:		
Preferred stock	---	---
Common stock	41	41
Common stock warrants	556	---
Additional paid-in capital	39,926	21,806
Retained earnings	22,327	19,449
Treasury stock	(6,495)	(6,112)
Accumulated other comprehensive income (loss)	1,035	(268)
Total Equity	57,390	34,916
Total liabilities and stockholder's equity	$ 69,523	45,886

(Table Amounts in Thousands)

(18) Condensed Parent Company Only Financial Statements: (Continued)
Condensed Statements of Income:

	2008	2007	2006
Interest and dividend income			
Dividend income	$2,000	3,000	3,000
Time deposits	29	86	77
Total interest and dividend income	2,029	3,086	3,077
Interest expense	612	775	734
Non-interest expenses	480	443	360
Total expenses	1,092	1,218	1,094
Income before income taxes and equity in undistributed earnings of subsidiary	937	1,868	1,983
Income tax benefits	(363)	(416)	(365)
Income before equity in undistributed earnings of subsidiary	1,300	2,284	2,348
Equity in undistributed earnings of subsidiary	3,315	1,832	1,560
Net income	$4,615	4,116	3,908
Preferred stock dividends	(56)	---	---
Income available to common shareholders	$4,559	4,116	3,908

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006
(Table Amounts in Thousands)

(18) Condensed Parent Company Only Financial Statements: (Continued)
Condensed Statement of Cash Flows:

	2008	2007	2006
Cash flows from operating activities			
Net income	$ 4,615	4,116	3,908
Adjustments to reconcile net income to net cash (used in) provided by operating activities			
Equity in undistributed earnings of subsidiary	(3,315)	(1,832)	(1,560)
Amortization of restricted stock	155	137	100
Stock option expense	9	22	29
Increase (decrease) in:			
Current income taxes payable	977	(369)	(364)
Accrued expenses	(40)	(94)	(29)
Net cash provided by operating activities	2,401	1,980	2,084
Cash flows for investing activities:			
Proceeds from settlement of derivative	---	---	270
Investment in subsidiary	(14,000)	---	---
(Advance for) payment on receivable from subsidiary	---	---	(1)
Net (increase) decrease in federal funds sold	(4,785)	440	(90)
Net cash provided (used) by investing activities	(18,785)	440	179
Cash flows from financing activities:			
Purchase of treasury stock	(283)	(706)	(549)
Proceeds from preferred stock	18,400	---	---
Dividends paid	(1,720)	(1,729)	(1,748)
Net cash (used in) financing activities	16,397	(2,435)	(2,297)
Net increase (decrease) in cash	13	(15)	(34)
Cash and due from banks at beginning of year	37	52	86
Cash and due from banks at end of year	$ 50	37	52

(Table Amounts in Thousands)

(19) Investments in Affiliated Companies: (Unaudited)
Investments in affiliated companies accounted for under the equity method consist of 100% of the common stock of HopFed Capital Trust I (the Trust), a wholly owned statutory business trust. The Trust was formed on September 25, 2003. Summary financial information for the Trust follows:

Summary Balance Sheet

	At Dec. 31, 2008	At Dec. 31, 2007
Asset – investment in subordinated debentures issued by HopFed Bancorp, Inc.	$ 10,310	10,310
Liabilities	$ —	—
Stockholders' equity:		
Trust preferred securities	10,000	10,000
Common stock (100% owned by HopFed Bancorp, Inc.)	310	310
Total stockholder's equity	10,310	10,310
Total liabilities and stockholder's equity	$ 10,310	10,310

Summary Statement of Income

	Years Ended Dec. 31, 2008	2007
Income – interest income from subordinated debentures issued by HopFed Bancorp, Inc.	$ 707	898
Net income	$ 707	898

Summary Statements of Stockholder's Equity

	Trust Preferred Securities	Common Stock	Retained Earnings	Total Stockholder's Equity
Beginning balances, December 31, 2007	$ 10,000	310	—	10,310
Retained earnings:				
Net income	—	—	707	707
Dividends:				
Trust preferred securities	—	—	(686)	(686)
Common dividends paid to HopFed Bancorp, Inc.	—	—	(21)	(21)
Total retained earnings	—	—	—	—
Ending balances, December 31, 2008	$ 10,000	310	—	10,310

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006
(Table Amounts in Thousands, Except Per Share Amounts)

(20) Quarterly Results of Operations: (Unaudited)
Summarized unaudited quarterly operating results for the years ended December 31, 2008 and December 31, 2007 are as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
December 31, 2008:				
Interest and dividend income	$12,579	12,136	12,271	12,491
Interest expense	7,021	6,260	6,329	6,810
Net interest income	5,558	5,876	5,942	5,681
Provision for loan losses	401	476	805	735
Net interest income after provision for loan losses	5,157	5,400	5,137	4,946
Noninterest income	2,404	2,097	2,050	1,793
Noninterest expense	5,415	5,666	5,613	5,723
Income before income taxes	2,146	1,831	1,574	1,016
Income taxes	654	570	425	303
Net income	$1,492	1,261	1,149	713
Net income available to common shareholders	$1,492	1,261	1,149	657
Basic earnings per share	$0.42	0.35	0.32	0.19
Diluted earnings per share	$0.42	0.35	0.32	0.19
Weighted average shares outstanding:				
Basic	3,568,556	3,558,893	3,578,924	3,571,713
Diluted	3,583,017	3,573,652	3,583,018	3,576,604

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006
(Table Amounts in Thousands, Except Per Share Amounts)

(20) Quarterly Results of Operations: (Unaudited) (Continued)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
December 31, 2007:				
Interest and dividend income	$11,780	12,283	12,391	12,579
Interest expense	6,856	7,078	7,375	7,582
Net interest income	4,924	5,205	5,016	4,997
Provision for loan losses	240	238	224	274
Net interest income after provision for loan losses	4,684	4,967	4,792	4,723
Noninterest income	1,741	1,766	1,877	1,847
Noninterest expense	4,988	5,153	5,234	5,178
Income before income taxes	1,437	1,580	1,435	1,392
Income taxes	415	472	410	431
Net income	$1,022	1,108	1,025	961
Basic earnings per share	$0.28	0.31	0.29	0.27
Diluted earnings per share	$0.28	0.31	0.28	0.27
Weighted average shares outstanding:				
Basic	3,629,520	3,587,986	3,584,053	3,571,547
Diluted	3,654,726	3,612,575	3,607,093	3,594,587

(Table Amounts in Thousands)

(21) Comprehensive Income:

SFAS 130, *Reporting Comprehensive Income*, established standards for reporting comprehensive income. Comprehensive income includes net income and other comprehensive net income which is defined as non-owner related transactions in equity. The following table sets forth the amounts of other comprehensive income included in stockholders' equity along with the related tax effect for the years ended December 31, 2008, 2007 and 2006.

	Pre-Tax Amount	Tax Benefit (Expense)	Net of Tax Amount
December 31, 2008:			
Unrealized holding gains on:			
Available for sale securities	$3,917	(1,332)	2,585
Derivatives	(1,247)	423	(824)
Reclassification adjustments for gains on:			
Available for sale securities	(694)	236	(458)
	$1,976	(673)	1,303

	Pre-Tax Amount	Tax Benefit (Expense)	Net of Tax Amount
December 31, 2007:			
Unrealized holding gains for the period	$2,670	(908)	1,762
Reclassification adjustments for gains included in net income	($6)	2	(4)
Realized gain on settlement of derivative	($ 98)	33	(65)
	$2,566	(873)	1,693

	Pre-Tax Amount	Tax Benefit (Expense)	Net of Tax Amount
December 31, 2006:			
Unrealized holding gains for the period	$1,197	(407)	790
Reclassification adjustments for gains included in net income	($33)	11	(22)
Realized gain on settlement of derivative	($ 135)	61	(74)
	$1,029	(335)	694

NOTES

NOTES

NOTES



P.O. Box 537

4155 Lafayette Road

Hopkinsville, Kentucky 42240

Phone: 270-885-1171

Fax: 270-887-2950

www.bankwithheritage.com

